Product supplement no. 213-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated July 11, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Foreign Currency-Denominated Notes, Payable in U.S. Dollars, Linked to an Index, an Index Fund or a Basket

General

- JPMorgan Chase & Co. may from time to time offer and sell foreign currency-denominated notes that are payable in U.S. dollars and that are linked to a single index, a single index fund or a basket of indices and/or index funds. This product supplement no. 213-A-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. A separate underlying supplement or the relevant terms supplement will describe any index or index fund not described in this product supplement and to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related underlying supplement, or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Payment is linked to an Index, an Index Fund or a Basket, as described below.
- Unless otherwise specified in the relevant terms supplement, cash payment per note at maturity of the FX Principal Amount, which is the principal amount per note in the foreign currency specified in the relevant terms supplement (or a portion of FX Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars, plus the Additional Amount, which is expressed in U.S. dollar terms.
- The notes are denominated in a foreign currency, as specified in the relevant terms supplement, but payment at maturity will be made in U.S. dollars (USD) based on the conversion of the FX Principal Amount at the applicable exchange rate as of the final Underlying Valuation Date and the Additional Amount, which is expressed in U.S. dollar terms. Due to this mandatory conversion of the FX Principal Amount into U.S. dollars, the portion of the payment at maturity attributable to the FX Principal Amount will be subject to the applicable currency exchange risk. **As a result of this currency exchange risk, you could lose some or all of your initial investment in U.S. dollars.**
- The Additional Amount will be expressed in U.S. dollar terms and will depend on the USD Principal Amount (which is equal to the FX Principal Amount, converted into U.S. dollars at the applicable exchange rate as of the pricing date), the Underlying Return, the Knock-Out Rate or the Fixed Payment, as applicable, and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per note will equal (A) the USD Principal Amount × the Underlying Return × the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause (A), unless a Knock-Out Event has occurred, in which case the Additional Amount will equal the USD Principal Amount × the Knock-Out Rate, or (C) if the Ending Underlying Value is greater than or equal to the Initial Underlying Value (or Underlying Strike Value, if applicable), a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-119 of this product supplement.
- The notes will be issued in minimum denominations of the FX Principal Amount and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing directly in any Index, any Index Fund, the equity securities underlying any Index or Index Fund or the Denomination Currency.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying:	In this product supplement, we refer to the Index, the Index Fund or the Basket to which the notes are linked as the "Underlying."
Index:	If the notes are linked to a single index, the relevant terms supplement will specify the index (the "Index"). In this product supplement, we also refer to an index included in a basket as an "Index."
Index Fund:	If the notes are linked to a single index fund, the relevant terms supplement will specify the index fund (the "Index Fund"). In this product supplement, we also refer to an index fund included in a basket as an "Index Fund."
Basket:	If the notes are linked to a basket, the relevant terms supplement will specify the indices and/or index funds that are included in the basket (the "Basket"). In this product supplement, we refer to each Index or Index Fund included in a basket as a "Component."
Denomination Currency:	The Denomination Currency will be specified in the relevant terms supplement. If a currency succession event with respect to the Denomination Currency has occurred, the Denomination Currency may be replaced by another currency. See "General Terms of Notes — Currency Succession Events."

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Investing in the Foreign Currency-Denominated Notes, Payable in U.S. Dollars, involves a number of risks. See "Risk Factors" beginning on page PS-12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 213-A-I, the accompanying prospectus supplement and prospectus, or any related underlying supplement or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

July 11, 2011

Payment Currency:	U.S. dollars
FX Principal Amount:	An amount in the Denomination Currency as specified in the relevant terms supplement. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the FX Principal Amount will be divided by the Final Exchange Rate to convert it into U.S. dollars on the final Underlying Valuation Date. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the FX Principal Amount will be multiplied by the Final Exchange Rate to convert it into U.S. dollars on the final Underlying Valuation Date. The FX Principal Amount may be modified as described under "General Terms of Notes — Currency Succession Events."
	The relevant terms supplement may refer to the FX Principal Amount in terms of the Denomination Currency. For example, if the Denomination Currency is Brazilian reais (BRL), the relevant terms supplement may refer to the FX Principal Amount as the BRL Principal Amount.
USD Principal Amount:	An amount in U.S. dollars equal to the FX Principal Amount, converted into U.S. dollars based on the Initial Exchange Rate. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the FX Principal Amount will be divided by the Initial Exchange Rate to convert it into U.S. dollars on the pricing date to arrive at the USD Principal Amount. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the FX Principal Amount will be multiplied by the Initial Exchange Rate to convert it into U.S. dollars on the pricing date to arrive at the USD Principal Amount.
Initial Exchange Rate:	Unless otherwise specified in the relevant terms supplement, the Exchange Rate on the pricing date
Final Exchange Rate:	Unless otherwise specified in the relevant terms supplement, the Exchange Rate on the final Underlying Valuation Date
Exchange Rate:	Unless otherwise specified in the relevant terms supplement, for the Denomination Currency, the "Exchange Rate" on any currency business day will be the exchange rate as reported by the applicable reference source specified in the relevant terms supplement at the approximate time of day specified in the relevant terms supplement. If a currency disruption event with respect to the Denomination Currency has occurred or is continuing, or a currency succession event has occurred, the method of determining the relevant Exchange Rate may be modified. See "General Terms of Notes — Currency Disruption Events" and "General Terms of Notes — Currency Succession Events."
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment per note of (a) the FX Principal Amount (or, the FX Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars based on the Final Exchange Rate, plus (b) the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).
	The portion of the payment at maturity attributable to the FX Principal Amount will be subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.
Additional Amount (Notes with neither a Knock-Out Level nor a Fixed Payment):	For notes with neither a Knock-Out Level nor a Fixed Payment, the Additional Amount per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement, the USD Principal Amount × the Underlying Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.
Additional Amount (Notes with a Knock-Out Level):	For notes with a Knock-Out Level, the Additional Amount per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement:
	(1) If a Knock-Out Event has not occurred, the USD Principal Amount × the Underlying Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or
	(2) If a Knock-Out Event has occurred, the USD Principal Amount × the Knock-Out Rate.
Additional Amount (Notes with a Fixed Payment):	For notes with a Fixed Payment, the Additional Amount per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement:
	(1) If the Ending Underlying Value is greater than or equal to the Initial Underlying Value (or Underlying Strike Value, if applicable), an amount specified in the relevant terms supplement, which we refer to as the Fixed Payment; or
	(2) If the Ending Underlying Value is less than the Initial Underlying Value (or Underlying Strike Value, if applicable), zero (or the Minimum Return, if applicable).
Minimum Return:	If applicable, an amount in U.S. dollars as specified in the relevant terms supplement
Maximum Return:	If applicable, an amount in U.S. dollars as specified in the relevant terms supplement
Knock-Out Event:	Unless otherwise specified in the relevant terms supplement, for notes with a Knock-Out Level, a "Knock-Out Event" occurs when the Underlying Value is greater than (or, if specified in the relevant terms supplement, equal to) the Knock-Out Level on any of the days specified in the relevant terms supplement. For example, the terms supplement may specify a single day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any day during a specified period.
Other Terms:	In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment and Downside Exposure Percentage will be set forth in the relevant terms supplement.
Underlying Return:	In this product supplement, we refer to the Index Return, the Share Return or the Basket Return, as applicable, as the Underlying Return.
Initial Underlying Value:	In this product supplement, we refer to the Initial Index Level, the Initial Share Price or the Starting Basket Level, as applicable, as the Initial Underlying Value.
Ending Underlying Value:	In this product supplement, we refer to the Ending Index Level, the Final Share Price or the Ending Basket Level, as applicable, as the Ending Underlying Value.
Underlying Value:	In this product supplement, we refer to the Index closing level, the closing price or the Basket Closing Level, as applicable, as the Underlying Value.

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Key Terms (Continued)

Underlying Strike Value: In this product supplement, we refer to the Index Strike Level, the Share Strike Price or the Basket Strike Level, as applicable, as the Underlying Strike Value.

Index Return: Unless otherwise specified in the relevant terms supplement, with respect to an Index:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level (or Index Strike Level, if applicable)}}{\text{Initial Index Level (or Index Strike Level, if applicable)}}$$

Initial Index Level: Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index closing level of such Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of such Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Index Level: Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index closing level of such Index on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index, the arithmetic average of the Index closing levels of such Index on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the Index closing level of such Index on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Component Return of each Component on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level or closing price, as applicable, of each Component on each Ending Averaging Date in order to calculate the Ending Basket Level.

Index Strike Level: With respect to an Index, the relevant terms supplement may specify a level other than the Initial Index Level of such Index, which we refer to as the "Index Strike Level," to be used for calculating the Index Return of such Index and the amount payable at maturity, if any. The Index Strike Level may be based on and/or expressed as a percentage of the Index closing level of such Index as of a specified date, or may be determined without regard to the Index closing level of such Index as of a particular date. For example, the relevant terms supplement may specify that an Index Strike Level equal to 95% of the Initial Index Level of such Index will be used to calculate the Index Return of such Index.

Share Return: Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund:

$$\frac{\text{Final Share Price} - \text{Initial Share Price (or Share Strike Price, if applicable)}}{\text{Initial Share Price (or Share Strike Price, if applicable)}}$$

Initial Share Price: Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the "Initial Share Price" is (a)(i) the closing price of one share of such Index Fund on the pricing date or such other date as specified in the relevant terms supplement, or (ii) the arithmetic average of the closing prices of one share of such Index Fund on each of the Initial Averaging Dates, if so specified in the relevant terms supplement, *divided by* (b) the Share Adjustment Factor for such Index Fund. The closing price of one share of an Index Fund on an Initial Averaging Date, if applicable, used to determine its Initial Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Final Share Price: Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the closing price of one share of such Index Fund on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index Fund, the arithmetic average of the closing prices of one share of such Index Fund on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the closing price of one share of such Index Fund on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Component Return of each Component on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level or closing price, as applicable, of each Component on each Ending Averaging Date in order to calculate the Ending Basket Level. For notes linked to a single Index Fund, if the relevant terms supplement specifies Ending Averaging Dates, the closing price of one share of the Index Fund on an Ending Averaging Date used to determine its Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Share Adjustment Factor: Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting such Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Share Strike Price: With respect to an Index Fund, the relevant terms supplement may specify a price other than the Initial Share Price of such Index Fund, which we refer to as the "Share Strike Price," to be used for calculating the Share Return of such Index Fund and the amount payable at maturity, if any. The Share Strike Price, if applicable, for an Index Fund will be equal to (a) a percentage of the closing price of one share of such Index Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of such Index Fund as of a particular date, in each case *divided by* the Share Adjustment Factor for such Index Fund. For example, the relevant terms supplement may specify that, for a particular Index Fund, a Share Strike Price equal to 95% of the closing price of one share of such Index Fund on the pricing date, divided by the Share Adjustment Factor for such Index Fund (*i.e.*, the Initial Share Price), will be used to calculate the Share Return of such Index Fund.

Basket Return: Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Basket Strike Level, if applicable)}}{\text{Starting Basket Level (or Basket Strike Level, if applicable)}}$$

Starting Basket Level: Unless otherwise specified in the relevant terms supplement, set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement.

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Ending Basket Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Basket Strike Level: The relevant terms supplement may specify a level other than the Starting Basket Level, which we refer to as the "Basket Strike Level," to be used for calculating the Basket Return of such Basket and the amount payable at maturity, if any. The Basket Strike Level may be based on and/or expressed as a percentage of the Basket Closing Level of a specified date, or may be determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that a Basket Strike Level equal to 95% of the Starting Basket Level will be used to calculate the Basket Return.

Basket Closing Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any trading day will be calculated as follows:

$$100 \times [1 + \text{sum of (Component Return of each Component} \times \text{Component Weighting of each such Component)}]$$

Component Return: Unless otherwise specified in the relevant terms supplement, with respect to a Component, the Index Return or the Share Return, as applicable, of such Component.

Component Weighting: For notes linked to a Basket, with respect to a Component, a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Component Weighting for all Components will equal 100% or 1, as applicable.

The relevant terms supplement will specify either (i) the weight of each Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Component will be determined. For example, if the relevant terms supplement specifies that a Component is weighted to compose 18% of the value of the Basket, the Component Weighting for that Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Components, the Component with the greater Component Return will make up 70% of the value of the Basket, and the Component with the lesser Component Return will make up 30% of the value of the Basket.

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Underlying Valuation Date(s): The Ending Underlying Value will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement no. 213-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, any related underlying supplement and this product supplement no. 213-A-I and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 213-A-I, together with the relevant terms supplement, any related underlying supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any related underlying supplement, this product supplement no. 213-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 213-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related underlying supplement, this product supplement no. 213-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 213-A-I, any related underlying supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. A separate underlying supplement or the relevant terms supplement will describe any index or index fund not described in this product supplement and to which the notes are linked. Capitalized terms used but not defined in this product supplement no. 213-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related underlying supplement. The term "note" refers to each FX Principal Amount of our Foreign Currency-Denominated Notes, Payable in U.S. Dollars, Linked to an Index, an Index Fund or a Basket.

General

The Foreign Currency-Denominated Notes are senior unsecured obligations of JPMorgan Chase & Co. that are denominated in a foreign currency as specified in the relevant terms supplement (the "**Denomination Currency**") and that are payable in U.S. dollars (the "**Payment Currency**"). The notes are linked to a single index (the "**Index**"), a single index fund (the "**Index Fund**") or a basket of indices and/or index funds (the "**Basket**") as specified in the relevant terms supplement. In this product supplement, we refer to the Index, the Index Fund or the Basket to which the notes are linked as the "**Underlying**." We also refer to an index or an index fund that is included in a basket as an "**Index**" or a "**Fund**," respectively, and we refer to each Index or Index Fund included in a basket as a "**Component**." An "**Underlying Index**," with respect to an Index Fund (or the relevant successor index fund), means the index underlying such Index Fund (or such successor index fund).

The notes are a series of debt securities referred to in the accompanying prospectus supplement and prospectus and the relevant terms supplement, as well as any related underlying supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying and the Exchange Rate over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the FX Principal Amount, which is the principal amount per note in the Denomination Currency (or a portion of FX Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars, for each note and, if specified in the relevant terms supplement, a Minimum Return. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co**.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of the FX Principal Amount (as defined under "—Conversion into U.S. Dollars" below) and integral multiples thereof, unless otherwise specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, payment for the issue price will have to be made in U.S. dollars in an amount equal to the USD Principal Amount (as defined under "— Conversion into U.S. Dollars" below per note. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

The terms of specific issuances of the notes will be described in the relevant terms supplement accompanying this product supplement no. 213-A-I and any related underlying supplement. The terms described in that document supplement those described herein and in any related underlying supplement, the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related underlying supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Underlying Valuation Date or the determination of the Final Exchange Rate is postponed as described below. We will also specify, in each case if applicable, the Participation Rate, Downside Exposure Percentage, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate, Knock-Out Event and Fixed Payment and the applicable terms of any such payment terms in the relevant terms supplement.

Your payment at maturity on the notes will be linked to the performance of the Underlying during the term of the notes and will be affected by the Exchange Rate.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment per note of (a) the FX Principal Amount (or, the FX Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars based on the Final Exchange Rate, plus (b) the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than the FX Principal Amount (or the FX Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars based on the Final Exchange Rate, for each note if you hold the notes to maturity. See "— Conversion into U.S. Dollars" below for more information on the Exchange Rate and how conversion into U.S. dollars will be made.

The portion of the payment at maturity attributable to the FX Principal Amount will be subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.

For notes with neither a Knock-Out Level nor a Fixed Payment, the "**Additional Amount**" per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement, the USD Principal Amount × the Underlying Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

The "**Downside Exposure Percentage**" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "**Participation Rate**" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The **"Minimum Return"** will be an amount in U.S. dollars as specified in the relevant terms supplement.

The **"Maximum Return"** will be an amount in U.S. dollars as specified in the relevant terms supplement.

For notes with a Knock-Out Level, the **"Additional Amount"** per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if a Knock-Out Event has not occurred, the USD Principal Amount × the Underlying Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if a Knock-Out Event has occurred, the USD Principal Amount × the Knock-Out Rate.

The **"Knock-Out Level"** will be a percentage of the Initial Underlying Value (or Underlying Strike Value, if applicable) or a fixed level or price, as applicable, of the Underlying as specified in the relevant terms supplement.

The **"Knock-Out Rate"** will be a percentage as specified in the relevant terms supplement.

A **"Knock-Out Event"** occurs when the Underlying Value is greater than (or, if specified in the relevant terms supplement, equal to) the Knock-Out Level on any of the days specified in the relevant terms supplement. For example, the terms supplement may specify a single day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any day during a specified period.

For notes with a Fixed Payment, the **"Additional Amount"** per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if the Ending Underlying Value is greater than or equal to the Initial Underlying Value (or Underlying Strike Value, if applicable), the Fixed Payment; or

(2) if the Ending Underlying Value is less than the Initial Underlying Value (or Underlying Strike Value, if applicable), zero (or the Minimum Return, if applicable).

The **"Fixed Payment"** is a fixed amount in U.S. dollars per note as specified in the relevant terms supplement.

In this product supplement, we refer to (a) the Index Return, the Share Return or the Basket Return, as applicable, as the **"Underlying Return,"** (b) the Initial Index Level, the Initial Share Price or the Starting Basket Level, as applicable, as the **"Initial Underlying Value,"** (c) the Ending Index Level, the Final Share Price or the Ending Basket Level, as applicable, as the **"Ending Underlying Value,"** (d) the Index closing level, the closing price or the Basket Closing Level, as applicable, as the **"Underlying Value"** and (e) the Index Strike Level, the Share Strike Price or the Basket Strike Level, as applicable, as the **"Underlying Strike Value."**

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Index Return,"** as calculated by the calculation agent, is the percentage change in the Index closing level of such Index, calculated by comparing the Ending Index Level of such Index to the Initial Index Level (or Index Strike Value, if applicable) of such Index. The relevant terms supplement will specify the manner in which the Initial Index Level (or Index Strike Value, if applicable) and the Ending Index Level will be determined. The Index Return of an Index, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Ending Index Level} - \text{Initial Index Level (or Index Strike Value, if applicable)}}{\text{Initial Index Level (or Index Strike Value, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Initial Index Level"** means the Index closing level of such Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of such Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the **"Ending Index Level"** means the Index closing level of such Index on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index, the arithmetic average of the Index closing levels of such Index on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the Index closing level of such Index on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Component Return of each Component on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level or closing price, as applicable, of each Component on each Ending Averaging Date in order to calculate the Ending Basket Level.

With respect to an Index, the relevant terms supplement may specify a level other than the Initial Index Level of such Index, which we refer to as the **"Index Strike Level,"** to be used for calculating the Index Return of such Index and the amount payable at maturity, if any. The Index Strike Level may be based on and/or expressed as a percentage of the Index closing level of such Index as of a specified date, or may be determined without regard to the Index closing level of such Index as of a particular date. For example, the relevant terms supplement may specify that an Index Strike Level equal to 95% of the Initial Index Level of such Index will be used to calculate the Index Return of such Index.

Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the **"Share Return,"** as calculated by the calculation agent, is the percentage change in the closing price of one share of such Index Fund, calculated by comparing the Final Share Price of such Index Fund to the Initial Stare Price (or Share Strike Value, if applicable) of such Index Fund. The relevant terms supplement will specify the manner in which the Initial Share Price (or Share Strike Value, if applicable) and the Final Share Price will be determined. The Share Return of an Index Fund, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Share Return} = \frac{\text{Final Share Price} - \text{Initial Share Price (or Share Strike Price, if applicable)}}{\text{Initial Share Price (or Share Strike Price, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the **"Initial Share Price"** is (a)(i) the closing price of one share of such Index Fund on the pricing date or such other date as specified in the relevant terms supplement, or (ii) the arithmetic average of the closing prices of one share of such Index Fund on each of the Initial Averaging Dates, if so specified in the relevant terms supplement, *divided by* (b) the Share Adjustment Factor for such Index Fund. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Initial Share Price of an Index Fund will be determined based on the arithmetic average of the closing prices of one share of such Index Fund on each of the Initial Averaging Dates and an adjustment to the Share Adjustment Factor for such Index Fund would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" on any day (an **"Adjustment Effective Date"**) after the first Initial Averaging Date but on or prior to the final Initial Averaging Date, then the closing price of one share of such Index Fund on each Initial Averaging Date occurring prior to the applicable Adjustment Effective Date to be used to determine such Initial Share Price will be deemed to equal such closing price, *divided by* the Share Adjustment Factor for such Index Fund, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the **"Final Share Price"** means the closing price of one share of such Index Fund on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index Fund, the arithmetic average of the closing prices of one share of such Index Fund on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the closing price of one share of such Index Fund on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Component Return of each Component on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level or closing price, as applicable, of each Component on each Ending Averaging Date in order to calculate the Ending Basket Level. Notwithstanding the foregoing, for notes linked to a single Index Fund, if the relevant terms supplement specifies that the Final Share Price of an Index Fund will be determined based on the arithmetic average of the closing prices of one share of such Index Fund on each of the Ending Averaging Dates and an adjustment to the Share Adjustment Factor for such Index Fund would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first Ending Averaging Date but on or prior to the final Ending Averaging Date, then the closing price of one share of such Index Fund on each Ending Averaging Date occurring prior to the applicable Adjustment Effective Date to be used to determine such Final Share Price will be deemed to equal such closing price, divided by the Share Adjustment Factor for such Index Fund, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting such Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

With respect to an Index Fund, the relevant terms supplement may specify a price other than the Initial Share Price of such Index Fund, which we refer to as the **"Share Strike Price,"** to be used for calculating the Share Return of such Index Fund and the amount payable at maturity, if any. The Share Strike Price, if applicable, for an Index Fund will be equal to (a) a percentage of the closing price of one share of such Index Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of such Index Fund as of a particular date, in each case *divided by* the Share Adjustment Factor for such Index Fund. For example, the relevant terms supplement may specify that, for a particular Index Fund, a Share Strike Price equal to 95% of the closing price of one share of such Index Fund on the pricing date, divided by the Share Adjustment Factor for such Index Fund (*i.e.*, the Initial Share Price), will be used to calculate the Share Return of such Index Fund.

Unless otherwise specified in the relevant terms supplement, the **"Basket Return,"** as calculated by the calculation agent, is the percentage change in the Basket Closing Level, calculated by comparing the Ending Basket Level to the Starting Basket Level (or Basket Strike Value, if applicable). The relevant terms supplement will specify the manner in which the Starting Basket Level (or Basket Strike Value, if applicable) and the Ending Basket Level will be determined. The Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Basket Strike Level, if applicable)}}{\text{Starting Basket Level (or Basket Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the **"Starting Basket Level"** is set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "**Ending Basket Level**" is the Basket Closing Level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

The relevant terms supplement may specify a level other than the Starting Basket Level, which we refer to as the "**Basket Strike Level,**" to be used for calculating the Basket Return of such Basket and the amount payable at maturity, if any. The Basket Strike Level may be based on and/or expressed as a percentage of the Basket Closing Level of a specified date, or may be determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that a Basket Strike Level equal to 95% of the Starting Basket Level will be used to calculate the Basket Return.

Unless otherwise specified in the relevant terms supplement, the "**Basket Closing Level**" on any trading day will be calculated as follows:

$$100 \times [1 + \text{sum of (Component Return of each Component} \times \text{Component Weighting of each such Component)}]$$

Unless otherwise specified in the relevant terms supplement, with respect to a Component, the "**Component Return**" is the Index Return or the Share Return, as applicable, of such Component.

For notes linked to a Basket, with respect to a Component, the "**Component Weighting**" is a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Component Weighting for all Components will equal 100% or 1, as applicable.

The relevant terms supplement will specify either (i) the weight of each Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Component will be determined. For example, if the relevant terms supplement specifies that a Component is weighted to compose 18% of the value of the Basket, the Component Weighting for that Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Components, the Component with the greater Component Return will make up 70% of the value of the Basket, and the Component with the lesser Component Return will make up 30% of the value of the Basket.

Unless otherwise specified in the relevant terms supplement, the "**Index closing level**" of an Index on any trading day will equal the official closing level of such Index or any successor index thereto (as described under any related underlying supplement or under "General Terms of Notes— Discontinuation of the Index; Alteration of Method of Calculation" in this product supplement no. 213-A-I) published with respect to that trading day. In certain circumstances, the Index closing level of an Index will be based on the alternative calculation of such Index described under "— Postponement of a Determination Date" or "General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation."

Unless otherwise specified in the relevant terms supplement, the "**closing price**" of one share of an Index Fund (or any relevant successor index fund (as defined under "General Terms of Notes — Discontinuation of an Index Fund; Alternate Calculation of Closing Price") or one unit of any other security for which a price must be determined) on any trading day (as defined below) means:

- if such Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which such Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if such Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority, or any successor service thereto (the "**OTC Bulletin Board Service**"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day;

- if such Index Fund (or any such successor index fund) is delisted, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of price described under "General Terms of Notes — Discontinuation of an Index Fund; Alternate Calculation of Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported sale price for such Index Fund (or any such successor index fund or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of such Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Discontinuation of an Index Fund; Alternate Calculation of Closing Price."

Unless otherwise specified in the relevant terms supplement, with respect to an Index, a "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges (as defined below) for securities underlying such Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to such Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

Unless otherwise specified in the relevant terms supplement, with respect to an Index Fund, a "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchange (as defined below) for such Index Fund or the relevant successor index fund, if applicable, and (ii) the exchanges on which futures or options contracts related to such Index Fund or the relevant successor index fund, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

"**Relevant exchange**" means (a) with respect to an Index or any relevant successor index, the primary exchange or market of trading for any security (or any combination thereof) then included in such Index or such successor index, as applicable, (b) with respect to an Index Fund or any successor index fund, the primary exchange or market of trading for the shares of such Index Fund, or such successor index fund, as applicable, and (c) with respect to the Underlying Index, the primary exchange or market of trading for any security (or any combination thereof) then included in such Underlying Index.

The "**Initial Averaging Dates**," if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described under "— Postponement of a Determination Date" below. The "**Underlying Valuation Date(s)**," which will be either a single date, which we refer to as the "**Observation Date**," or several dates, each of which we refer to as an "**Ending Averaging Date**," will be specified in the relevant terms supplement and any such date is subject to adjustment as described under "— Postponement of a Determination Date" below.

The "**maturity date**" will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event, a currency disruption event or otherwise, the final Underlying Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date or the Final Exchange Rate (as defined below) is determined less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the later of the final Underlying Valuation Date, as postponed, and the date the Final Exchange Rate is determined, unless otherwise specified in the relevant terms supplement. We describe market disruption events and currency disruption events under "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Currency Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the notes on such date or dates. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Determination Date

In this product supplement, we refer to the Initial Averaging Dates and the Underlying Valuation Dates as "**Determination Dates**."

Notes linked to a Basket

If a Determination Date is not a trading day with respect to any Component or there is a market disruption event with respect to any Component on such Determination Date (any such day, a "**Disrupted Day**" and any such Component affected by a non-trading day or a market disruption event, a "**Disrupted Component**"), the applicable Determination Date will be postponed to the immediately succeeding business day that is not a Disrupted Day for any such Disrupted Component; *provided* that the Index closing level or closing price, as applicable, on such Determination Date, as postponed, will be:

(a) for each Component (other than any such Disrupted Component) (an "**Unaffected Component**"), the Index closing level or closing price, as applicable, on the originally scheduled Determination Date; and

(b) for any such Disrupted Component, the Index closing level or closing price, as applicable, on the immediately succeeding business day for such Disrupted Component that is not a Disrupted Day for such Disrupted Component.

For the avoidance of doubt, if a Determination Date is to be postponed as described above, and there are two or more Disrupted Components and the first business day that is not a Disrupted Day for the first Disrupted Component is different from such business day for one or more of the other Disrupted Components, such Determination Date will be postponed to the latest of such business days. Under these circumstances, the calculation agent will calculate the Basket Closing Level for such Determination Date using the Index closing levels or closing prices of the Disrupted Components on different business days.

For example, if a Basket consists of two Components, Index A and Index Fund B, and January 3, 2012, a Determination Date, is a Disrupted Day with respect to Index A but not with respect to Index Fund B, the Basket Closing Level will be calculated on January 4, 2012 using the Index closing level for Index A on January 4, 2012 and the closing price for one share of Index Fund B on January 3, 2012 (assuming January 4, 2012 is not a Disrupted Day with respect to Index A).

In no event, however, will any Determination Date be postponed to a date that is after the Final Disrupted Determination Date. If a Determination Date is or has been postponed to the Final Disrupted Determination Date and on such day, the Index closing level or closing price, as applicable, for any Disrupted Component has not been determined in accordance with the first paragraph above (a "**Final Disrupted Component**"), the Index closing level or closing price, as applicable, on the Final Disrupted Valuation Date will be:

(a) for each Unaffected Component, the Index closing level or closing price, as applicable, on the originally scheduled Determination Date;

(b) for each Disrupted Component (other than a Final Disrupted Component), the Index closing level or closing price, as applicable, determined in the manner described in the first paragraph above;

(c) for each Final Disrupted Component that is an Index, the Index closing level of such Index determined by the calculation agent in accordance with the formula for and method of calculating such Index closing level last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the Final Disrupted Determination Date of each security most recently constituting such Index; or

(d) for each Final Disrupted Component that is an Index Fund, the closing price of one share of such Index Fund determined by the calculation agent in good faith based on the calculation agent's assessment of the market value of one share of such Index Fund on the Final Disrupted Determination Date.

With respect to a Determination Date, the "**Final Disrupted Determination Date**" means:

(a) for securities with a maturity of more than one year, the tenth business day after such Determination Date, as originally scheduled; and

(b) for securities with a maturity of not more than one year, the earlier of (i) the last date that could serve as the final Determination Date without causing the maturity date to be more than one year (counting for this purpose either the issue date or the last possible date that the notes could be outstanding, but not both) after the issue date and (ii) the tenth business day after such Determination Date, as originally scheduled.

Notes linked to a single Index

If a Determination Date is a Disrupted Day, the applicable Determination Date will be postponed to the immediately succeeding business day that is not a Disrupted Day. In no event, however, will any Determination Date be postponed to a date that is after the Final Disrupted Determination Date.

If a Determination Date is or has been postponed to the Final Disrupted Determination Date and the Final Disrupted Determination Date is a Disrupted Day, the calculation agent will determine the Index closing level for such Determination Date on the Final Disrupted Determination Date in accordance with the formula for and method of calculating the Index closing level last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the Final Disrupted Determination Date of each security most recently constituting the Index.

Notes linked to a single Index Fund

If a Determination Date is a Disrupted Day, the applicable Determination Date will be postponed to the immediately succeeding business day that is not a Disrupted Day. In no event, however, will any Determination Date be postponed to a date that is after the Final Disrupted Determination Date.

If a Determination Date is or has been postponed to the Final Disrupted Determination Date and the Final Disrupted Determination Date is a Disrupted Day, the calculation agent will determine the closing price of one share of such Index Fund for such Determination Date on the Final Disrupted Determination Date in good faith based on its assessment of the market value of one share of such Index Fund on the Final Disrupted Determination Date.

Conversion into U.S. Dollars

The **"FX Principal Amount"** is an amount in the Denomination Currency as specified in the relevant terms supplement. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the FX Principal Amount will be divided by the Final Exchange Rate to convert it into U.S. dollars on the final Underlying Valuation Date. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the FX Principal Amount will be multiplied by the Final Exchange Rate to convert it into U.S. dollars on the final Underlying Valuation Date. The FX Principal Amount may be modified as described under "General Terms of Notes — Currency Succession Events."

The relevant terms supplement may refer to the FX Principal Amount in terms of the Denomination Currency. For example, if the Denomination Currency is Brazilian reais (BRL), the relevant terms supplement may refer to the FX Principal Amount as the BRL Principal Amount.

The **"USD Principal Amount"** is an amount in U.S. dollars equal to the FX Principal Amount, converted into U.S. dollars based on the Initial Exchange Rate. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the FX Principal Amount will be divided by the Initial Exchange Rate to convert it into U.S. dollars on the pricing date to arrive at the USD Principal Amount. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the FX Principal Amount will be multiplied by the Initial Exchange Rate to convert it into U.S. dollars on the pricing date to arrive at the USD Principal Amount.

Unless otherwise specified in the relevant terms supplement, the **"Initial Exchange Rate"** means the Exchange Rate on the pricing date.

Unless otherwise specified in the relevant terms supplement, the **"Final Exchange Rate"** means the Exchange Rate on the final Underlying Valuation Date.

Unless otherwise specified in the relevant terms supplement, the **"Exchange Rate"** on any currency business day will be the exchange rate as reported by the applicable reference source specified in the relevant terms supplement at the approximate time of day specified in the relevant terms supplement. If a currency disruption event with respect to the Denomination Currency has occurred or is continuing, or a currency succession event has occurred, the method of determining the relevant Exchange Rate may be modified. See "General Terms of Notes — Currency Disruption Events" and "General Terms of Notes — Currency Succession Events."

Notwithstanding the foregoing, if the final Underlying Valuation Date is not a currency business day or if there is a currency disruption event on the final Underlying Valuation Date (any such day, a **"Currency Disrupted Day"**), the Final Exchange Rate will be determined by the calculation agent on the immediately succeeding business day that is not a Currency Disrupted Day. In no event, however, will the determination of the Final Exchange Rate be postponed to a date that is after the Final Disrupted Determination Date. If the determination of the Final Exchange Rate is or has been postponed to the Final Disrupted Determination Date and the Final Disrupted Determination Date is a Currency Disrupted Day, the calculation agent will determine the Final Exchange Rate on the Final Disrupted Determination Date in good faith and in a commercially reasonable manner, taking into account the latest available currency exchange rate quotations and any other information that it deems relevant.

A **"currency business day"** is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Denomination Currency as specified in the relevant terms supplement, (b) banking institutions in The City of New York and such principal financial center for the Denomination Currency are not otherwise authorized or required by law, regulation or executive order to close and, (c) if specified in the relevant terms supplement, the Trans-European Automated Real-time Gross Settlement Express Transfer System (**"TARGET2"**) is open, each as determined by the calculation agent.

Unless otherwise specified in the relevant terms supplement, payment for the issue price will have to be made in U.S. dollars in an amount equal to the USD Principal Amount per note.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in any Index, any Index Fund, any of the equity securities underlying any Index or Index Fund or the Denomination Currency. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that, among other things, we do not pay interest on the notes. If the Ending Underlying Value does not exceed, or in certain cases, equal, the Initial Underlying Value (or Underlying Strike Value, if applicable), and if, if applicable, a Knock-Out Event has not occurred, at maturity you will receive for each note only the FX Principal Amount, converted into U.S. dollars, plus the Minimum Return, if any, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable FX Principal Amount of each note, converted into U.S. dollars, plus the Minimum Return, if any, will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The portion of the payment at maturity attributable to the FX Principal Amount is exposed to currency exchange risk with respect to the Denomination Currency relative to the U.S. dollar.

The portion of the payment at maturity attributable to the FX Principal Amount will be mandatorily converted and paid to you in U.S. dollars at the Final Exchange Rate. A depreciation in the Denomination Currency relative to the U.S. dollar on the final Underlying Valuation Date relative to its value on the pricing date would mean you would receive at maturity less, and possibly significantly less, than your initial investment in U.S. dollar terms (*i.e.*, the USD Principal Amount for each note). As a result of this currency exchange risk, you could lose some or all of the USD Principal Amount for each note, even if the value of the Underlying appreciates over the term of the Notes. See "— Risks Relating to the Denomination Currency" for additional discussion of currency exchange risks.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

Our offering of the notes does not constitute an expression of our view about, or a recommendation of, any Index, any Index Fund, the equity securities underlying any Index or Index Fund or the Denomination Currency.

You should not take our offering of the notes as an expression of our views about how any Index, any Index Fund, the equity securities underlying any Index or Index Fund or the Denomination Currency will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in any Index, any Index Fund, the equity securities underlying any Index or Index Fund or the Denomination Currency, including through an investment in the notes. As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds or the Denomination Currency that conflict with an investment in the notes. See "— We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities.

In anticipation of the sale of the notes, we expect to hedge our obligations under the notes through certain affiliates or unaffiliated counterparties by taking positions in instruments the value of which is derived from one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds or the Denomination Currency. We may also adjust our hedge by, among other things, purchasing or selling instruments the value of which is derived from one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds or the Denomination Currency at any time and from time to time, and close out or unwind our hedge by selling any of the foregoing on or before any Underlying Valuation Date. We cannot give you any assurances that our hedging will not negatively affect the value of the Underlying, the Exchange Rate or the performance of the notes. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the notes and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your notes in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the Index Funds, the equity securities underlying the Indices and the Index Funds, the Denomination Currency and other financial instruments related to the Indices, the Index Funds, the equity securities underlying the Indices and Index Funds and the Denomination Currency on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Underlying Value on the pricing date or any Initial Averaging Dates, as applicable, and/or decrease the Underlying Value or adversely affect the Exchange Rate on any Underlying Valuation Date, which could adversely affect your payment at maturity.

It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are included in an Index, held by an Index Fund or included in a relevant Underlying Index (the "underlying companies"), including extending loans to, making equity investments in or providing advisory services to the underlying companies, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire nonpublic information about the underlying companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the underlying companies. Any prospective purchaser of notes should undertake an independent investigation of each of the underlying companies as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to our business with the underlying companies.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the level or price, as applicable, of an Index or an Index Fund or the equity securities underlying an Index or Index Fund. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We or one of our affiliates may currently or from time to time engage in trading activities related to the Denomination Currency. These trading activities could potentially affect the Exchange Rate, which would affect the value of the notes. In addition, we or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities underlying a foreign Index or a foreign Index Fund are denominated. If currency exchange rate calculations are involved in the calculation of the Index closing levels of a foreign Index or the net asset values of a foreign Index Fund, these trading activities could potentially affect the exchange rates with respect to the currencies in which the equity securities underlying that foreign Index or that foreign Index Fund are denominated, the Index closing levels of that foreign Index or the closing prices of that foreign Index Fund and, accordingly, the value of the notes. A "foreign Index" or a "foreign Index Fund" is one that is composed primarily of equity securities issues by non-U.S. companies.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to future currency exchange rate movements and any prospective purchaser of the notes should undertake an independent investigation of the Denomination Currency and the Exchange Rate and, if the notes are linked to a foreign Index or a foreign Index Fund, the currencies in which securities underlying a foreign Index or a foreign Index Fund are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes due to J.P. Morgan Securities LLC's role as calculation agent.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, any Initial Index Level (or Index Strike Level, if applicable), any Initial Share Price (or Share Strike Price, if applicable), the Starting Basket Level (or Basket Strike Level, if applicable), if applicable, any Ending Index Level, any Final Share Price, the Ending Basket Level, if applicable, any Index Return, any Share Return, the Basket Return, if applicable, the amount we will pay you at maturity, any Share Adjustment Factor and anti-dilution adjustments, any Index closing level, closing price or Basket Closing Level on each Determination Date, the Initial Exchange Rate, the Final Exchange Rate and the Additional Amount, if any, that we will pay you at maturity as well as whether a Knock-Out Event has occurred (for notes with a Knock-Out Level) and whether the Ending Underlying Value is equal to or greater than the Initial Underlying Value (or Underlying Strike Value, if applicable). In addition, the calculation agent will determine whether there has been a market disruption event, a currency disruption event, a currency succession event or a discontinuation of any Index or Index Fund and whether there has been a material change in the method of calculation of any Index or Index Fund, as well as which exchange-traded fund will be substituted for an Index Fund (or the relevant successor index fund, if applicable) if such Index Fund (or such successor ETF, if applicable) is delisted, liquidated or otherwise terminated, whether an Underlying Index has been changed in a material respect and whether an Index Fund (or the relevant successor index fund, if applicable) has been modified so that such Index Fund (or such successor index fund, if applicable) does not, in the opinion of the calculation agent, fairly represent the price of such Index Fund (or such successor index fund, if applicable) had those modifications not been made. The calculation agent will also be responsible for determining the Exchange Rate if the Exchange Rate is not available on the applicable reference source and selecting a Successor Currency, if applicable. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

The notes may not pay more than the applicable FX Principal Amount, converted into U.S. dollars, at maturity.

If the Ending Underlying Value is less than or, in certain cases, equal to the Initial Underlying Value (or Underlying Strike Value, if applicable) and, if applicable, a Knock-Out Event has not occurred, you will receive, unless otherwise specified in the relevant terms supplement, the FX Principal Amount, converted into U.S. dollars, plus the Minimum Return, if any, for each note you hold at maturity. This will be true even if the value of the Underlying was higher than the Initial Underlying Value (or Underlying Strike Value, if applicable) at some time during the term of the notes but later falls below the Initial Underlying Value (or Underlying Strike Value, if applicable).

Your investment in the notes may result in a loss if a Downside Exposure Percentage is applicable.

If the relevant terms supplement specifies that a Downside Exposure Percentage will apply to the notes, you may receive a payment at maturity in an amount that is less than the FX Principal Amount, converted into U.S. dollars, for each note. For notes with a Downside Exposure Percentage, at maturity you will receive a cash payment for each note of the FX Principal Amount × (1 – Downside Exposure Percentage), converted into U.S. dollars, plus the Additional Amount, which may be zero.

Any Additional Amount payable at maturity will not benefit from any appreciation of the Denomination Currency relative to the U.S. dollar.

The Additional Amount is an amount in U.S. dollars determined based on the USD Principal Amount and the performance of the Underlying (except for notes with a Fixed Payment, where the Additional Amount will either be the U.S. dollar amount specified as the Fixed Payment or zero based on the performance of the Underlying), and is not affected by any conversion of the FX

Principal Amount into U.S. dollars on the final Underlying Valuation Date. Apart from any currency exchange exposure inherent in the Underlying (see "— Risks Relating to a Foreign Index or a Foreign Index Fund" below), your currency exchange exposure to the Denomination Currency relative to the U.S. dollar is limited to the portion of the payment at maturity attributable to the FX Principal Amount. Accordingly, unlike the portion of the payment at maturity attributable to the FX Principal Amount, even if the Denomination Currency appreciates relative to the U.S. dollar, the Additional Amount will not increase by virtue of such currency appreciation.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate, subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars. For example, if the Knock-Out Level equals 125% of the Initial Underlying Value (or Underlying Strike Value, if applicable) and the Knock-Out Rate is less than 24.99%, the appreciation potential of the notes is limited to 24.99% (if a Knock-Out Event occurs if the Underlying Value is equal to or greater than the Knock-Out Level as of the specified days) or 25.00% (if a Knock-Out Event occurs if the Underlying Value is greater than the Knock-Out Level as of the specified days), subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars. Once the Underlying Value exceeds (or, if specified in the relevant terms supplement, equals) the Knock-Out Level on any of the days specified in the relevant terms supplement, a Knock-Out Event occurs and the appreciation potential of the notes is limited to the Knock-Out Rate (subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars), even if the Underlying Return is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if a Knock-Out Event has occurred, the return on the notes will equal the Knock-Out Rate *multiplied by* the USD Principal Amount and will not be determined by reference to the Underlying Return. Therefore your return may be less than the return you would have otherwise received if you had invested directly in any Index, any Index Fund, the equity securities underlying any Index or Index Fund or contracts relating to any Index or Index Fund for which there is an active secondary market. Under these circumstances, your return will not reflect any potential increase in the Ending Underlying Value, as compared to the Initial Underlying Value (or Underlying Strike Value, if applicable), of greater than the Knock-Out Rate.

The Ending Underlying Value may be less than the Underlying Value at other times during the term of the notes.

Because the Ending Underlying Value is calculated based on the Underlying Value on one or more Underlying Valuation Dates during the term of the notes, the value of the Underlying at various other times during the term of the notes could be higher than the Ending Underlying Value. This difference could be particularly large if there is a significant increase in the value of the Underlying before and/or after the Underlying Valuation Date(s), if there is a significant decrease in the value of the Underlying around the time of the Underlying Valuation Date(s) or if there is significant volatility in the value of the Underlying during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date of the notes is near the end of the term of the notes, if the value of the Underlying increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Underlying Value (or Underlying Strike Value, if applicable), the Ending Underlying Value may be significantly less than if it were calculated on a date earlier than the Underlying Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in any Index, any Index Fund, the equity securities underlying any Index or Index Fund or contracts relating to any Index or Index Fund for which there is an active secondary market.

The Initial Underlying Value may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Underlying Value will be determined based on the arithmetic average of the Underlying Values on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Underlying Value may not be determined, and you may therefore not know the Initial Underlying Value, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with the DTC on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the value of the Initial Underlying Value for the Underlying. If there are any increases in the Underlying Values on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Underlying Value being higher than the Underlying Value on the issue date, this may establish a higher level that the Underlying must achieve for you to receive at maturity for each note more than the FX Principal Amount (or a portion of the FX Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars, and, if applicable, the Minimum Return.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable, subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars.

If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment (subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars), even if the appreciation in the Underlying would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Underlying Value is greater than or equal to the Initial Underlying Value (or Underlying Strike Value, if applicable), the return on the notes (subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars) will equal the Fixed Payment and will not be determined by reference to the Underlying Return. This return will be limited regardless of the appreciation of the Underlying, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in any Index, any Index Fund, the equity securities underlying any Index or Index Fund or contracts relating to any Index or Index Fund for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable, subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed amount per note specified in the relevant terms supplement as the Maximum Return, subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes (subject to conversion of the portion of the payment at maturity attributable to the FX Principal Amount into U.S. dollars) will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Underlying Return and Participation Rate would be greater than the Maximum Return.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100% and the Ending Underlying Value exceeds the Initial Underlying Value (or Underlying Strike Value, if applicable), the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Underlying performance above the Initial Underlying Value (or Underlying Strike Value, if applicable). Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Underlying.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the FX Principal Amount, even in cases where the Underlying has appreciated since the date of the issuance of the notes and/or the Denomination Currency has appreciated relative to the U.S. dollar since the date of the issuance of the notes. The potential returns described in the relevant terms supplement assume that your notes are held to maturity.

Your return on the notes will not reflect dividends or other distributions on the equity securities underlying any Index that is not a total return index or any Index Fund.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities underlying any Index that is not a total return index or Index Fund and received the dividends or other distributions paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Ending Underlying Value (and the Final Exchange Rate). The Ending Underlying Value will reflect the prices of the equity securities underlying any relevant Index that is not a total return index or Index Fund on the Underlying Valuation Date(s) without taking into consideration the value of dividends or other distributions paid on those equity securities.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities LLC, or JPMS, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the value of the Underlying and the Exchange Rate on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the value of the Underlying or the Exchange Rate. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected or actual volatility in the Underlying and the Exchange Rate;

- the time to maturity of the notes;

- the dividend rate on the equity securities underlying an Index or an Index Fund (while not paid to holders of the notes, dividend payments on any equity securities underlying an Index or an Index Fund may influence the price of the Underlying and the market value of options on the Underlying and therefore affect the market value of the notes);

- the occurrence of certain events to the shares of an Index Fund that may or may not require an adjustment to the applicable adjustment factor;

- interest and yield rates in the market generally as well as in the markets of the equity securities underlying an Index or an Index Fund;

- economic, financial, political, regulatory and judicial events that affect the equity securities underlying an Index or an Index Fund or stock markets generally or that affect the value of the Denomination Currency, the U.S. dollar or currency markets generally or the economies of the originating countries of such currencies;

- the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the equity securities underlying a foreign Index or a foreign Index Fund are traded, and, if a foreign Index or a foreign Index Fund is calculated in one currency and the equity securities underlying that foreign Index or that foreign Index Fund are traded in one or more other currencies, the correlation between those rates and the value of that foreign Index or that foreign Index Fund; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Underlying or the Exchange Rate based on its historical performance. The Ending Underlying Value may be less than or equal to the Initial Underlying Value (or Underlying Strike Value, if applicable), in which event you will receive for each note only the FX Principal Amount at maturity, converted into U.S. dollars, unless the relevant terms supplement provides for a Minimum Return or includes a Knock-Out feature.

Furthermore, the return on your investment will be determined, in part, by changes in the Exchange Rate, which may result in the loss of some or all of your initial investment, even if there has been an increase in the value of the Underlying during the term of the notes.

If the value of the Underlying or the Denomination Currency relative to the U.S. dollar changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Underlying or the Denomination Currency. Accordingly, changes in the value of the Underlying or the Denomination Currency relative to the U.S. dollar may not result in comparable changes of the market value of the notes. If the Underlying Value on any trading day increases above the Initial Underlying Value (or Underlying Strike value, if applicable), the market value of the notes may not increase comparably, if at all. Similarly, if the value of the Denomination Currency relative to the U.S. dollar increases, the market value of the notes may not increase comparably, if at all. It is possible for the value of the Underlying or the Denomination Currency relative to the U.S. dollar to increase moderately while the value of the notes declines.

You will have no shareholder rights in any Index Fund or in any equity securities that are included in any Index or are held by any Index Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of any Index Fund or any equity securities that are included in any Index or are held by any Index Fund would have.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to affect adversely the value of the notes prior to maturity.

While the payment at maturity will be based on the FX Principal Amount and, with respect to any Additional Amount, the USD Principal Amount as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS as a result of such compensation or other transaction costs.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Underlying Value on any Determination Date or the Final Exchange Rate and calculating the Underlying Return, the Additional Amount, if any, and the amount in U.S. dollars, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more Determination Dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

Generally, if the term of the notes is not more than one year, we expect to treat the notes as short-term debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), we expect to treat the notes as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 213-A-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, we expect to treat the notes as nonfunctional currency contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), we expect to treat the notes as "nonfunctional currency contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment, subject to the occurrence of a Knock-Out Event (if applicable), you generally will be required to accrue interest on a constant yield to maturity basis at a "comparable yield" in the Denomination Currency, as determined by us, with the result that you will recognize taxable income in each year (determined in the Denomination Currency and translated into U.S. dollars). Interest included in income will increase your basis in your notes. Special rules may apply if the Additional Amount is determined early as a result of a Knock-Out Event, if applicable. In addition, any gain recognized by U.S. Holders at maturity or on earlier sale or exchange will generally be treated as ordinary income. You may also be required to recognize currency exchange gain or loss with respect to amounts received on the notes. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 213-A-I and consult your tax adviser regarding your particular circumstances.

Concentration risks may adversely affect the value of the notes.

If the notes are linked to a single Index or Index Fund or to a small number of Indices or Index Funds that are concentrated in a single or a limited number of industry sectors or geographical regions, you will not benefit, with respect to the notes, from the advantages of a diversified investment, and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the notes in terms of the number and variety of industry sectors or geographical regions.

Historical performance of the Underlying or the Exchange Rate should not be taken as an indication of the future performance of the Underlying or the Exchange Rate during the terms of the notes.

The actual performance of the Underlying and the Exchange Rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Underlying and the Exchange Rate. The trading prices of the equity securities underlying any relevant Index or Index Fund will determine the value of the Underlying, and the relative value of the Denomination Currency relative to the U.S. dollar will determine the Exchange Rate. As a result, it is impossible to predict whether the value of the Underlying or the Exchange Rate will rise or fall.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to a Basket

The Components may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the Components may have different weights in determining the level of the Basket, depending on the Component Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Basket consists of five Components and that the Component Weightings are 25%, 30%, 15%, 20% and 10%, respectively. One consequence of such an unequal weighting of the Components is that the same percentage change in two of the Components may have different effects on the Basket Closing Level. For example, if the Component Weighting for Component A is greater than the Component Weighting for Component B, a 5% decrease in Component A will have a greater effect on the Basket Closing Level than a 5% decrease in Component B.

The Component Weightings may be determined on a date other than the pricing date.

If so specified in the relevant terms supplement, the Component Weightings may be determined on a date or dates other than the pricing date. For example, the relevant terms supplement may specify that the Component Weightings will be determined based on the relative magnitude of the Component Return of each Component. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Component until a date later than the pricing date, and you may not know the weight assigned to each Component in the Basket prior to the final Underlying Valuation Date.

Changes in the value of the Components may offset each other.

Price movements in the Components may not correlate with each other. At a time when the value of one or more of the Components increases, the value of the other Components may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Component or Components, particularly if the Component or Components that appreciate are of relatively low weight in the Basket. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level (or Underlying Strike Value, if applicable). If the Ending Basket Level is less than or equal to the Starting Basket Level (or Underlying Strike Value, if applicable), you will receive for each note only the FX Principal Amount, converted into U.S. dollars, at maturity unless the relevant terms supplement provides for a Minimum Return or includes a Knock-Out feature.

Movements in the Components may be highly correlated.

High correlation of movements in the Components during periods of negative returns among the Components could have an adverse effect on your return on your investment at maturity. However, the movements in the Components may become uncorrelated in the future. Accordingly, at a time when the value of one or more of the Components increases, the value of the other Components may not increase as much or may even decline. See "— Changes in the value of the Components may offset each other" above.

Risks Relating to an Index

The sponsor of an Index (an "Index Sponsor") may adjust such Index in a way that affects its level, and such Index Sponsor has no obligation to consider your interests.

The Index Sponsor of an Index is responsible for calculating and maintaining such Index. Such Index Sponsor can add, delete or substitute the equity securities underlying such Index or make other methodological changes that could change the level of such Index. You should realize that the changing of equity securities included in such Index may affect such Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Additionally, such Index Sponsor may alter, discontinue or suspend calculation or dissemination of such Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor of an Index has no obligation to consider your interests in calculating or revising such Index. See the relevant index description section below, any related underlying supplement or the relevant terms supplement for additional information.

We are currently one of the companies that make up the S&P 500® Index, but, unless otherwise specified in the relevant terms supplement or any related underlying supplement, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in an Index.

We are currently one of the companies that make up the S&P 500® Index, but, unless otherwise specified in the relevant terms supplement or index supplement, to our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in an Index. As a result, we will have no ability to control the actions of the other issuers of such equity securities, including actions that could affect the value of the equity securities underlying an Index or your notes. None of the money you pay us will go to an Index Sponsor or any of the other issuers of equity securities included in any Index, and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes. See any related index supplement or the relevant terms supplement for additional information about whether we are one of the companies included in an Index.

In the event we become affiliated with any issuers the equity securities of which are included in an Index, we will have no obligation to consider your interests as a holder of the notes in taking any action with respect to such issuer that might affect the value of your notes.

For notes linked in whole or in part to the Russell 2000® Index, an investment in the notes will be subject to risks associated with small capitalization stocks.

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

For notes linked in whole or in part to a foreign Index, the notes will be subject to risks associated with foreign indices.

For notes linked in whole or in part to a foreign Index, the notes will be subject to risks associated with foreign indices. See "— Risks Relating to a Foreign Index or a Foreign Index Fund" below for more information about risks relating to a foreign Index.

Risks Relating to an Index Fund

The policies of the investment adviser for an Index Fund, and the sponsor of an Underlying Index, could affect the value and the amount payable on the notes.

The policies of the investment advisor for an Index Fund concerning the calculation of the Index Fund's net asset value, additions, deletions or substitutions of equity securities underlying the Index Fund, substitutions of its Underlying Index and manner in which changes affecting an Underlying Index are reflected in the Index Fund could affect the market price of the shares of such Index Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of the notes before maturity. The amount payable on the notes and their value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the Index Fund's net asset value, or if the investment advisor discontinues or suspends calculation or publication of the Index Fund's net asset value, in which case it may become difficult to determine the value of the notes.

In addition, the sponsor of an Underlying Index is responsible for the design and maintenance of the Underlying Index. The policies of the sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the securities included in the Underlying Index, could affect the value of the Underlying Index and, consequently, the market prices of the shares of the Index Fund and, therefore, the amount payable on the notes at maturity and the value of the notes before maturity.

There are risks associated with an Index Fund.

An Index Fund may have a limited operating history. Although the shares of an Index Fund may be listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any Index Fund or that there will be liquidity in the trading market.

In addition, an Index Fund is subject to management risk, which is the risk that the applicable investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of an Index Fund and, consequently, the value of the notes. See the relevant Index Fund description below, any related underlying supplement or the relevant terms supplement for additional information.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor for an Index Fund, which will initially be set at 1.0 in each case, for certain events affecting that Index Fund. See "General Terms of Securities — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of an Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

For notes linked in whole or in part to an Index Fund, the performance of the Index Fund may not correlate with the performance of its Underlying Index.

Unless otherwise specified in the relevant terms supplement, an Index Fund uses a representative sampling strategy or a replication or indexing strategy to attempt to track the performance of its Underlying Index. Pursuant to a representative sampling strategy, an Index Fund invests in a representative sample of securities that collectively has an investment profile similar to its Underlying Index; however, an Index Fund may not hold all or substantially all of the securities included in its Underlying Index. Even if an Index Fund uses a replication or indexing strategy, the Index Fund may not hold all of the securities including in its Underlying Index. Therefore, while the performance of an Index Fund is linked principally to the performance of its Underlying Index, its performance is also generally linked in part to assets other than the securities included in its Underlying Index because, unless otherwise specified in the relevant terms supplement, its investment adviser generally may invest a portion of an Index Fund's assets in securities not included in the Underlying Index and in other assets, including potentially shares of money market funds affiliated with or advised by the investment advisor.

In addition, the performance of an Index Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. Also, the component equity securities of an Index Fund may be unavailable in the secondary market due to other extraordinary circumstances. Corporate actions with respect to the securities (such as mergers and spin-offs) also may impact the variance between an Index Fund and its Underlying Index. Finally, because the shares of an Index Fund may be traded on the NYSE Arca, Inc. and may be subject to market supply and investor demand, the market value of one share of an Index Fund may differ from the net asset value per share of the Index Fund.

For all of the foregoing reasons, the performance of an Index Fund may not correlate with the performance of the its Underlying Index. Consequently, the return on the notes will not be the same as investing directly in any Index Fund or any relevant Underlying Index or in the equity securities held by any Index Fund or included in any relevant Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of any relevant Underlying Index.

For notes linked in whole or in part to the Market Vectors Brazil Small-Cap ETF, an investment in the notes will be subject to risks associated with small capitalization stocks.

The stocks that constitute the Market Vectors Brazil Small-Cap ETF are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

For notes linked in whole or in part to a foreign Index Fund, the notes will be subject to risks associated with foreign index funds.

For notes linked in whole or in part to a foreign Index Fund, the notes will be subject to risks associated with foreign index funds. See "— Risks Relating to a Foreign Index or a Foreign Index Fund" below for more information about risks relating to a foreign Index Fund.

Risks Relating to a Foreign Index or a Foreign Index Fund

For notes linked in whole or in part to a foreign Index or a foreign Index Fund, if the prices of its component non-U.S. equity securities are not converted into U.S. dollars for purposes of calculating the value of such foreign Index or such foreign Index Fund, the amount payable on the notes at maturity will not be adjusted for changes in exchange rates that might affect such foreign Index or such foreign Index Fund, other than as a result of converting the payment at maturity into U.S. dollars.

Because the prices of the non-U.S. equity securities underlying the applicable foreign Index or the applicable foreign Index Fund are not converted into U.S. dollars for purposes of calculating the value of such foreign Index or such foreign Index Fund and although the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund are traded in currencies other than U.S. dollars, and the notes, which are linked in whole or in part to such foreign Index or such foreign Index Fund, are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund are denominated, other than as a result of converting the payment at maturity into U.S. dollars. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the payment on the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

For notes linked in whole or in part to a foreign Index or a foreign Index Fund, if the prices of its component non-U.S. equity securities are converted into U.S. dollars for purposes of calculating the value of such foreign Index or such foreign Index Fund, the notes will be subject to currency exchange risk, in addition to the currency exchange risk resulting from converting the payment at maturity into U.S. dollars.

Because the prices of the non-U.S. equity securities underlying the applicable foreign Index or the applicable foreign Index Fund are converted into U.S. dollars for the purposes of calculating the value of such foreign Index or such foreign Index Fund, the holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund trade, in addition to the currency exchange risk resulting from converting the payment at maturity into U.S. dollars. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of such foreign Index or such foreign Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

For notes linked in whole or in part to a foreign Index or a foreign Index Fund, if the prices of its component non-U.S. equity securities are converted into U.S. dollars for purposes of calculating the value of such foreign Index or such foreign Index Fund, changes in the volatility of exchange rates and the correlation between those rates and the values of such foreign Index or such foreign Index Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. equity securities underlying the applicable foreign Index or the applicable foreign Index Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security composing such foreign Index or such foreign Index Fund is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security composing such foreign Index or such foreign Index Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund are denominated refers to the size and frequency of changes in that exchange rate.

Because the applicable foreign Index or the applicable foreign Index Fund is calculated, in part, by converting the closing prices of the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those non-U.S. equity securities are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund are denominated and the value of such foreign Index or such foreign Index Fund refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the value of such foreign Index or such foreign Index Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. equity securities underlying such foreign Index or such foreign Index Fund are denominated and the percentage changes in the value of such foreign Index or such foreign Index Fund could affect the value of the notes.

For notes linked in whole or in part to a foreign Index or a foreign Index Fund, an investment in the notes is subject to risks associated with non-U.S. securities markets.

Unless otherwise specified in the relevant terms supplement, the equity securities that compose a foreign Index or a foreign Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes linked to a foreign Index or a foreign Index Fund composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the Index closing level for a foreign Index or the closing price for a foreign Index Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of an Index or an Index Fund based on its historical performance. The level of an Index or the price of an Index Fund may decrease such that you may not receive more than the FX Principal Amount (or a portion of the FX Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage), converted into U.S. dollars, at maturity. There can be no assurance that the Index closing level for an Index or the closing price for an Index Fund will increase so that you will receive any Additional Amount at maturity.

Risks Relating to the Denomination Currency

A decrease in the value of the Denomination Currency relative to the U.S. dollar may adversely affect your return on the notes.

The return on your initial investment in the notes is based on the performance of the Underlying and the Exchange Rate. The portion of the payment at maturity attributable to the FX Principal Amount is converted into U.S. dollars based on the Final Exchange Rate before such amount is paid to you. Accordingly, any depreciation in the value of the Denomination Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Denomination Currency) over the term of the notes may adversely affect the return on your initial investment in the notes. If the U.S. dollar significantly appreciates relative to the Denomination Currency, you will lose some or all of your initial investment in U.S. dollar terms (*i.e.*, the USD Principal Amount for each note).

The notes are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Denomination Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates over time result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Denomination Currency's country and other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the Denomination Currency's country and the United States and between each country and its major trading partners;

- the monetary policies of the Denomination Currency's country, especially as related to the supply of money;

- political, civil or military unrest in the Denomination Currency's country; and

- the extent of governmental surplus or deficit in the Denomination Currency's country.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Denomination Currency's country, the United States and other countries important to international trade and finance.

The liquidity, trading value and amounts payable under the notes could be affected by the actions of the government of the originating nation of the Denomination Currency and the United States.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. Unless such an event constitutes a currency disruption event or a currency succession event, there will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the Denomination Currency, the U.S. dollar or any other currency. In addition, the price of the notes and payment on the scheduled maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of the Denomination Currency and remittances abroad with respect to the Index or other de facto restrictions on the repatriation of U.S. dollars, such as a currency disruption event. See "General Terms of Notes — Currency Disruption Events" and "General Terms of Notes — Currency Succession Events."

Even though the Denomination Currency and the U.S. dollar are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.

The interbank market for the Denomination Currency and the U.S. dollar is a global, around-the-clock market, and the Denomination Currency and the U.S. dollar values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the Denomination Currency and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the value of the Denomination Currency and the U.S. dollar, that will not be reflected immediately in the market price, if any, of the notes.

The absence of last-sale and other information about the Denomination Currency may affect the price of the notes.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Exchange Rate used to convert the payment at maturity into U.S. dollars and therefore your return on the notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating country of the Denomination Currency may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the Denomination Currency and must be prepared to make special efforts to obtain that information on a timely basis.

Currency exchange risks can be expected to heighten in periods of financial turmoil.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Denomination Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and the return on your investment in the notes at maturity.

Suspensions or disruptions of market trading in the currency markets may adversely affect the amount payable at maturity and/or the market value of the notes.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. These circumstances could affect the value of the Denomination Currency and the U.S. dollar and the Exchange Rate and, therefore, the amount payable at maturity and the market value of the notes.

The Denomination Currencies may be replaced by another currency following a currency succession event.

If the Denomination Currency is lawfully eliminated and replaced with, converted into, redenominated as or exchanged for another currency; or any country or economic region, as applicable, in which the lawful currency is the Denomination Currency (the "Relevant Country") divides into two or more countries or economic regions, as applicable, each with a different lawful currency immediately after such event (each such event, a "currency succession event"), the Denomination Currency will be replaced with another currency (a "Successor Currency"). In the event of any such currency succession event, you will become subject to the performance of the Successor Currency relative to the U.S. dollar. You should read "General Terms of Notes — Currency Succession Events" in order to understand these and other adjustments that may be made to your notes. The occurrence of a currency succession event and the consequent adjustments may materially and adversely affect the value of the notes.

Currency market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Final Exchange Rate and your payment at maturity. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Currency Disruption Events" for further information on what constitutes a currency disruption event.

If the notes are linked to an Index or an Index Fund not described in this product supplement, a separate underlying supplement or the relevant terms supplement may provide additional risk factors relating to that Index or Index Fund.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commission will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the notes. In addition, from time to time after we issue the notes, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the notes and possibly in connection with our or our affiliates' exposure to one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds or the Denomination Currency. To accomplish this, we, through our affiliates or others, may take positions in one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds, the Denomination Currency or instruments the value of which is derived from one or more Indices or Index Funds, the equity securities underlying one or more Indices or Index Funds or the Denomination Currency. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Initial Underlying Value and/or decrease the Ending Underlying Value, which could adversely affect your payment at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. See "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the notes directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to one or more Indices or Index Funds, their underlying equity securities or the Denomination Currency. No note holder will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

THE BOVESPA INDEX

We have derived all information contained in this product supplement regarding the BOVESPA Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to, change by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"). The BOVESPA Index was developed by BM&FBOVESPA and is calculated, maintained and published by BM&FBOVESPA. We make no representation or warranty as to the accuracy or completeness of such information.

The BOVESPA Index (the "Index"), also referred to as Ibovespa, is the main indicator of the average performance of the Brazilian stock market. It has been calculated since its inception in 1968. The BOVESPA Index reflects the current value, in Brazilian reais, of a theoretical group of stocks constituted on February 2, 1968, by a hypothetical investment. No additional investment has been made since this date, apart from the reinvestment of distributed benefits (such as dividends, subscription rights and stock bonuses) as described below. As a result, the BOVESPA Index is a total return index that reflects both changes in the price of the common stocks that compose the BOVESPA Index (each a "component stock" and collectively, the "Group")[1] as well as the impact of the distributions made by those stocks.

BM&FBOVESPA calculates the BOVESPA Index in real time, considering the prices of the last trades carried out in the cash market (round lot) with the stocks that compose its portfolio. The BOVESPA Index is reported by Bloomberg L.P. under the ticker symbol "IBOV."

The purpose of the BOVESPA Index is to be an average indicator of market performance in Brazil. The underlying stocks that make up the BOVESPA Index represent more than 80% of the number of trades and financial value registered on BM&FBOVESPA's cash market (round lot) and approximately 70% of the market capitalization of all companies on BM&FBOVESPA.

To be included in the BOVESPA Index, a stock must meet the following criteria over the immediately preceding 12 months:

- together with the other stocks in the Group, the sum of their negotiability index scores (as defined below) represents 80% of the total value of all the individual negotiability index scores;

- it has a trading value participation higher that 0.1% of the total; and

- it has a trading session presence of more than 80%.

The participation of each stock in the portfolio has a correlation with its representation in the cash market—in terms of number of trades and financial value—adjusted to the sample's size. This representation is determined by the negotiability index.

A negotiability index score is calculated for each stock that trades on BM&FBOVESPA. A stock's negotiability index considers both the trading volume and the financial value of that stock as compared to the trading volume and financial value of the aggregate of all stocks that trade on the BM&FBOVESPA. The negotiability index score is calculated, excluding cross-trades, based on the following formula:

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[1] The Index value was divided by 100 on October 3, 1983 and by 10 on each of December 2, 1985, August 29, 1988, April 14, 1989, January 12, 1990, May 28, 1991, January 21, 1992, January 26, 1993, August 27, 1993, February 10, 1994 and March 3, 1997.

$$\sqrt{\frac{n_i}{N} * \frac{v_i}{V}}$$

where

n_i = number of trades on component stock "i" on BOVESPA cash market (round lot). A round lot can be in any number of trading units depending on how the BOVESPA quotes and trades that stock

N = total number of trades carried out on BOVESPA cash market (by round-lot)

v_i = financial value generated by trades on component stock "i" on BOVESPA cash market (by round-lot)

V = total financial value of BOVESPA cash market (by round-lot)

A component stock will be excluded from the Group when it no longer meets at least two of the criteria for its inclusion or if it is subject to judicial reorganization, files for bankruptcy, is subject to a long period of trade suspension or other special situations. If trading in a component stock is suspended, the BOVESPA Index will be calculated using the last trade price registered on the BM&FBOVESPA until trading on the stock resumes whereupon the stock's trade price will be used. However, if trading in a component stock is suspended for 50 days, as of the date of suspension, or, if it is unlikely that trading will be resumed, or in case of rebalancing of the portfolio, the stock will be excluded from the Group of component stocks. In such a case, BM&FBOVESPA will make necessary adjustments to ensure the continuity of the BOVESPA Index.

The BOVESPA Index is the sum of the weights of the component stocks' theoretical quantity in the portfolio multiplied by its last price. The formula for calculating the BOVESPA Index at time "t" is:

$$\sum_{i=1}^{n} P_i,t * Q_i,t$$

where

n = total number of component stocks

P = last price of component stock "i" at time "t"

Q = theoretical quantity of component stock "i" in the Group "t"

The Group of stocks is recalculated and rebalanced every four months. Upon a rebalancing, stocks are added to or removed from the Group and relative participation, or weighting, of each component stock is adjusted. A new Group of component stocks becomes effective in January, May and September of each year and replaces the immediately preceding Group. BM&FBOVESPA's current practice is to disclose three "previews" of a hypothetical group of stocks that would become the component stocks if the rebalancing was done on the preview date. The previews are calculated and published 30 days, 15 days and 1 day before the forthcoming Group following the next rebalancing date is scheduled to become effective.

At the four month rebalancing BM&FBOVESPA recalculates the negotiability index score for each stock traded on the BM&FBOVESPA using the data for the preceding 12 months. The stocks are ranked according to these scores. Starting with the stocks with the highest negotiability index scores, stocks are added to the Group until the cumulative negotiability index scores for those stocks in the Group reaching 80% of the total negotiability index scores for all the stocks that trade on the BM&FBOVESPA. If a stock that is added to the Group does not meet the other two eligibility criteria (listed above), it is removed and the stock that is next on the ranked list of stocks is added to the Group as long as that stock meets the other eligibility criteria.

The negotiability index scores of the component stocks are listed and the participation percentage, or weighting, of each component stock in relation to the total sum of all negotiability indices is calculated. The initial weight of each component stock is determined by multiplying the BOVESPA Index level at the close of the last day of the last rebalancing period by the negotiability index adjusted participation percentage. Each component stock's theoretical quantity, resulting from the division of its share in the index composition (weight) by its closing price of the last day of the previous rebalancing period, will remain constant for the four months of the new portfolio unless a distribution (for example, a dividend, stock bonus, subscription or the like) is made by the issuer of the stock.

Because the BOVESPA Index measures the total returns on the component stocks, it is adjusted to reflect distributions. The adjustment is made assuming the hypothetical investor sold the stocks at the closing price of the last trading day prior to the distribution and used the resources to buy the same shares without the distribution (*i.e.*, at the "ex-theoretical" price).

The formula used to make these kinds of adjustments is:

$$Q_n = \frac{Q_o * P_c}{P_{ex}}$$

where
Q_n = adjusted share quantity
Q_o = previous share quantity
P_c = last price before the distribution
P_{ex} = ex-theoretical price, calculated based on P_c

The "ex-theoretical price" is calculated as follows:

$$P_{ex} = \frac{P_c + (S * Z) - D - J - V_{et}}{1 + B + S}$$

where
P_{ex} = ex-theoretical price
P_c = last price before the distribution
S = percentage of subscription, in index number
Z = issuing value of the share to be subscribed, in Brazilian reais
D = dividends received per share, in Brazilian reais
J = interest on capital, in Brazilian reais
V_{et} = theoretical economic value per share, another share type or other asset received in the distribution
B = percentage of bonus (or split), in index number

BM&FBOVESPA will make adjustments to the BOVESPA Index as a result of certain corporate events, such as spin-offs, public offerings or mergers.

License Agreement with BM&FBOVESPA

BM&FBOVESPA has given permission, in exchange for a fee, for us to use the BOVESPA Index, which is owned and published by BM&FBOVESPA, in connection with the notes.

BM&FBOVESPA DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN AND BM&FBOVESPA SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BM&FBOVESPA MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES/PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN. BM&FBOVESPA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BM&FBOVESPA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"BM&FBOVESPA," "INDICE BOVESPA (BOVESPA INDEX)" ARE TRADEMARKS OF BM&FBOVESPA. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY BM&FBOVESPA AND BM&FBOVESPA MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES/PRODUCTS.

THE EURO STOXX 50® INDEX

We have derived all information contained in this product supplement regarding the EURO STOXX 50® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information. The EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the EURO STOXX 50® Index.

The EURO STOXX 50® Index is reported by Bloomberg L.P. under the ticker symbol "SX5E."

The EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial EURO STOXX 50® Index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is published in The Wall Street Journal and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

On March 1, 2010, STOXX Limited announced the removal of the "Dow Jones" prefix from all of its indices, including the EURO STOXX 50® Index.

EURO STOXX 50® Index Composition and Maintenance

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries.

The composition of the EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. The composition of the EURO STOXX 50® Index is also reviewed monthly to ensure that component stocks still remain eligible for inclusion. Any resulting changes from the monthly review are implemented on the close of the fifth trading day following the monthly review and are effective the next trading day. Changes in the composition of the EURO STOXX 50® Index are made to ensure that the EURO STOXX 50® Index includes the 50 market sector leaders from within the EURO STOXX® Index. A current list of the issuers that comprise the EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

EURO STOXX 50® Index Calculation

The EURO STOXX 50® Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the EURO STOXX 50}^® \text{ Index}}{\text{adjusted base date market capitalization of the EURO STOXX 50}^® \text{ Index}} \times 1{,}000$$

The "free float market capitalization of the EURO STOXX 50® Index" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the EURO STOXX 50® Index is being calculated.

The EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) *Split and reverse split:*   Adjusted price = closing price * A/B   New number of shares = old number of shares * B/A   Divisor: no change
(2) *Rights offering:*   If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made   Adjusted price = (closing price * A + subscription price * B) / (A + B)   New number of shares = old number of shares *(A + B)/ A   Divisor: increases

(3) *Stock dividend:*	(4) S*tock dividend of another company:*
Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: decreases	Adjusted price = (closing price * A - price of other company * B) / A Divisor: decreases

(5) *Return of capital and share consideration:*	(6) R*epurchase of shares / self tender:*
Adjusted price = (closing price – capital return announced by company * (1-withholding tax)) * A / B New number of shares = old number of shares * B / A Divisor: decreases	Adjusted price = ((price before tender * old number of shares) - (tender price * number of tendered shares)) / (old number of shares - number of tendered shares) New number of shares = old number of shares - number of tendered shares Divisor: decreases

(7) *Spin-off:*
Adjusted price = (closing price * A - price of spun-off shares * B) / A Divisor: decreases

(8) *Combination stock distribution (dividend or split) and rights offering:*
For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held. If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):	*- If stock distribution is applicable after rights (one action applicable to other):*
Adjusted price = (closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A)) New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A Divisor: increases	Adjusted price = (closing price * A + subscription price * C) /((A + C) * (1 + B / A)) New number of shares = old number of shares * ((A + C) * (1 + B / A)) Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):
Adjusted price = (closing price * A + subscription price * C) / (A + B + C) New number of shares = old number of shares * (A + B + C) / A Divisor: increases

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited ("STOXX") providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

STOXX and its licensors (the "Licensors") have no relationship to JPMorgan Chase & Co., other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

- sponsor, endorse, sell or promote the notes;

- recommend that any person invest in the notes or any other securities;

- have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;

- have any responsibility or liability for the administration, management or marketing of the notes; or

- consider the needs of the notes or the holders of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

- **STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:**

  - **The results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;**

  - **The accuracy or completeness of the EURO STOXX 50® Index and its data; or**

  - **The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;**

- **STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data; and**

- **Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.**

The licensing agreement between JPMorgan Chase & Co. and STOXX is solely for their benefit and not for the benefit of the holders of the notes or any other third parties.

THE iSHARES® MSCI BRAZIL INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Brazil Index Fund (the "EWZ Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWZ Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EWZ Fund. The EWZ Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWZ." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWZ Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EWZ Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWZ Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWZ Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The EWZ Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For more information about the MSCI Brazil Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EWZ Fund's three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Itau Unibanco Banco Multiplo SA. Its three largest sectors were materials, financials and energy.

The EWZ Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Brazil Index. The EWZ Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The EWZ Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The EWZ Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EWZ Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The EWZ Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

The MSCI Brazil Index is a theoretical financial calculation, while the EWZ Fund is an actual investment portfolio. The performance of the EWZ Fund and the MSCI Brazil Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWZ Fund's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the EWZ Fund but not to the MSCI Brazil Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EWZ Fund's tracking error will not exceed 5%. The EWZ Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWZ Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.15% of the EWZ Fund's holdings consisted of equity securities, 0.09% consisted of cash and 0.76% was in other assets, including dividends booked but not yet received. The following tables summarize the EWZ Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	10.26%
Cia Vale do Rio Doce, Preferred-Class A	9.16%
Itau Unibanco Banco Multiplo SA	8.30%
Petrobras Petroleo Brasileiro SA	8.09%
Cia Vale do Rio Doce, ADR	6.59%
Banco Bradesco SA, Preferred	5.20%
Cia de Bebidas das Americas, Preferred	3.67%
Itausa-Investimentos Itau, Preferred	2.80%
BM&F Bovespa SA	2.26%
OGX Petroleo e Gas Participa	2.08%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Materials	23.78%
Financials	23.74%
Energy	21.96%
Consumer Staples	9.05%
Utilities	5.86%
Consumer Discretionary	5.05%
Industrials	3.19%
Telecommunication Services	2.56%
Information Technology	2.07%
Health Care	0.97%
Other/Undefined	0.85%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EWZ Fund

We will provide historical price information with respect to the shares of the EWZ Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI EAFE INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI EAFE Index Fund (the "EFA Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EFA Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the EFA Fund. The EFA Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EFA." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the EFA Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the EFA Fund, please see the prospectus dated December 1, 2010 (as may be supplemented from time to time). In addition, information about iShares® and the EFA Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

Investment Objective and Strategy

The EFA Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The EFA Fund holds equity securities traded primarily in certain developed markets. The MSCI EAFE® Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets. For more information about the MSCI EAFE® Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011 the EFA Fund holdings by country consisted of the following 28 countries: Australia, Austria, Belgium, Bermuda, China, Cyprus, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Luxembourg, Macau, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. In addition, as of May 31, 2011, the EFA Fund's three largest holdings by country were the United Kingdom, Japan and France. As of such date, its three largest equity securities were Nestle S.A., HSBC Holdings plc, and BHP Billiton Ltd, and its three largest sectors were financials, industrials and materials.

The EFA Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI EAFE® Index. In addition, the EFA Fund may invest up to 10% of its assets in securities not included in the MSCI EAFE® Index but which BFA believes will help the EFA Fund track the MSCI EAFE® Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The EFA Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities included in the MSCI EAFE® Index. The EFA Fund invests in a representative sample of securities that collectively has an investment profile similar to the MSCI EAFE® Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the EFA Fund is an actual investment portfolio. The performance of the EFA Fund and the MSCI EAFE® Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EFA Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements) that apply to the EFA Fund but not to the MSCI EAFE® Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EFA Fund's tracking error will not exceed 5%. The EFA Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EFA Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE® Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011 99.09% of the EFA Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.90% was in other assets, including dividends booked but not yet received. The following tables summarize the EFA Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Nestle S.A.	1.90%
HSBC Holdings plc	1.58%
BHP Billiton Limited	1.30%
Vodafone Group plc	1.24%
BP plc	1.24%
Novartis AG	1.17%
Royal Dutch Shell plc	1.09%
Roche Holding AG	1.06%
Total S.A.	1.04%
Toyota Motor Corp	0.98%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Financials	23.50%
Industrials	12.80%
Materials	10.96%
Consumer Discretionary	10.28%
Consumer Staples	10.22%
Health Care	8.59%
Energy	8.15%
Telecommunication Services	5.43%
Information Technology	4.62%
Utilities	4.54%
Other/Undefined	0.91%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

Historical Performance of the EFA Fund

We will provide historical price information with respect to the shares of the EFA Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

THE iSHARES® MSCI EMERGING MARKETS INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Emerging Markets Index Fund (the "EEM Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EEM Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EEM Fund. The EEM Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EEM." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EEM Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EEM Fund, please see the prospectus dated January 1, 2011 (as revised June 15, 2011 and as may be supplemented from time to time). In addition, information about iShares® and the EEM Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

Investment Objective and Strategy

The EEM Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The EEM Fund holds equity securities traded primarily in the global emerging markets. The MSCI Emerging Markets Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. For more information about the MSCI Emerging Markets Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EEM Fund holdings by country consisted of the following 24 countries: Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hong Kong, India, Indonesia, Luxembourg, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States. In addition, as May 31, 2011, the EEM Fund's three largest holdings by country were China, Brazil and South Korea. As of such date, its three largest equity securities were Samsung Electronics Co., Ltd., Petróleo Brasileiro S.A. - Preferred and Vale S.A., and its three largest sectors were financials, energy and materials.

The EEM Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Emerging Markets Index. In addition, the EEM Fund may invest up to 10% of its assets in other securities, including securities not in the MSCI Emerging Markets Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EEM Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Emerging Markets Index, and generally does not hold all of the equity securities included in the MSCI Emerging Markets Index. The EEM Fund invests in a representative sample of securities that collectively has an investment profile similar to the MSCI Emerging Markets Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a theoretical financial calculation, while the EEM Fund is an actual investment portfolio. The performance of the EEM Fund and the MSCI Emerging Markets Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EEM Fund's portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements) that apply to the EEM Fund but not to the MSCI Emerging Markets Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EEM Fund's tracking error will not exceed 5%. The EEM Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EEM Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.63% of the EEM Fund's holdings consisted of equity securities, 0.05% consisted of cash and 0.32% was in other assets, including dividends booked but not yet received. The following tables summarize the EEM Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Samsung Electronics Co., Ltd.	2.18%
Petróleo Brasileiro S.A. - Preferred	1.62%
Vale S.A.	1.48%
Taiwan Semiconductor Manufacturing Company Ltd.	1.44%
Petróleo Brasileiro S.A.	1.37%
China Mobile Limited	1.33%
América Móvil SAB De C.V.	1.28%
Industrial and Commercial Bank of China	1.25%
Itaú Unibanco Holding S.A.	1.22%
CNOOC Ltd.	1.14%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Financials	24.13%
Energy	14.86%
Materials	14.31%
Information Technology	12.73%
Consumer Discretionary	7.67%
Industrials	7.52%
Telecommunication Services	7.20%
Consumer Staples	6.59%
Utilities	3.41%
Health Care	1.05%
Other/Undefined	0.52%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or the relevant terms supplement.

Historical Performance of the EEM Fund

We will provide historical price information with respect to the shares of the EEM Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

THE iSHARES® MSCI MALAYSIA INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Malaysia Index Fund (the "EWM Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWM Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EWM Fund. The EWM Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWM." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWM Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EWM Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWM Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWM Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Malaysian market, as measured by the MSCI Malaysia Index. The EWM Fund holds equity securities traded primarily in Malaysia. The MSCI Malaysia Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Malaysian stock performance, and is designed to measure equity market performance in Malaysia. For more information about the MSCI Malaysia Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EWM Fund's three largest equity securities were CIMB Group Holdings Berhad, Malayan Banking Berhad and SIME Darby Berhad. Its three largest sectors were financials, industrials and consumer discretionary.

The EWM Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Malaysia Index. The EWM Fund generally invests at least 95% of its assets in the securities of the MSCI Malaysia Index and in depositary receipts representing securities included in the MSCI Malaysia Index. The EWM Fund will at all times invest at least 90% of its assets in the securities of the MSCI Malaysia Index or in depositary receipts representing securities included in the MSCI Malaysia Index. The EWM Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Malaysia Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Malaysia Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EWM Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Malaysia Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Malaysia Index. The EWM Fund may or may not hold all of the securities in the MSCI Malaysia Index.

Correlation

The MSCI Malaysia Index is a theoretical financial calculation, while the EWM Fund is an actual investment portfolio. The performance of the EWM Fund and the MSCI Malaysia Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWM Fund's portfolio and the MSCI Malaysia Index resulting from legal restrictions (such as diversification requirements) that apply to the EWM Fund but not to the MSCI Malaysia Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EWM Fund's tracking error will not exceed 5%. The EWM Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWM Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Malaysia Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.70% of the EWM Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.29% was in other assets, including dividends booked but not yet received. The following tables summarize the EWM Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
CIMB Group Holdings Berhad	9.67%
Malayan Banking Berhad	8.03%
SIME Darby Berhad	7.03%
Genting Berhad	6.92%
IOI Corporation Berhad	5.01%
Tenaga Nasional Berhad	4.91%
Petronas Chemicals Group Berhad	4.08%
Public Bank BHD – Foreign Market	3.99%
Axiata Group Berhad	3.57%
Maxis Berhad	3.46%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Financials	31.35%
Industrials	17.17%
Consumer Discretionary	12.62%
Consumer Staples	12.24%
Telecommunication Services	10.99%
Utilities	9.33%
Materials	4.76%
Energy	1.24%
S-T Securities	0.01%
Other/Undefined	0.29%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EWM Fund

We will provide historical price information with respect to the shares of the EWM Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI MEXICO INVESTABLE MARKET INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Mexico Investable Market Index Fund (the "EWW Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWW Fund is an investment portfolio maintained and managed by iShares, Inc. BFA is currently the investment adviser to the EWW Fund. The EWW Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWW." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWW Fund. Information provided to or filed with the SEC by iShares, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares, Inc., BFA and the EWW Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWW Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWW Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Mexican market, as measured by the MSCI Mexico Investable Market Index. The EWW Fund holds equity securities traded primarily in Mexico. The MSCI Mexico Investable Market Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Mexican stock performance, and is designed to measure equity market performance in Mexico. For more information about the MSCI Mexico Investable Market Index, please see "The MSCI Indices" in this product supplement. Prior to December 1, 2007, the EWW Fund sought to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Mexican market, as measured by the MSCI Mexico Index.

As of May 31, 2011, the EWW Fund's three largest equity securities were América Móvil, S.A.B. de C.V. (Series L), Wal-Mart de México, S.A.B. de C.V. (Series V) and Grupo México, S.A.B. de C.V. (Series B). Its three largest sectors were consumer staples, telecommunication services and materials.

The EWW Fund uses a representative sampling strategy (as described below under "—Representative Sampling") to try to track the MSCI Mexico Investable Market Index. The EWW Fund will generally invest at least 90% of its assets in the securities of the MSCI Mexico Investable Market Index and depositary receipts representing securities included in the MSCI Mexico Investable Market Index, and will invest at least 80% of its assets in the securities of the MSCI Mexico Investable Market Index or in depositary receipts representing securities included in the MSCI Mexico Investable Market Index. The EWW Fund may invest the remainder of its other assets in securities not included in the MSCI Mexico Investable Market Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Mexico Investable Market Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EWW Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Mexico Investable Market Index, and generally does not hold all of the equity securities included in the MSCI Mexico Investable Market Index. The EWW Fund invests in a representative sample of securities in the MSCI Mexico Investable Market Index, which have a similar investment profile as the MSCI Mexico Investable Market Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Mexico Investable Market Index.

Correlation

The MSCI Mexico Investable Market Index is a theoretical financial calculation, while the EWW Fund is an actual investment portfolio. The performance of the EWW Fund and the MSCI Mexico Investable Market Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EWW Fund's portfolio and the MSCI Mexico Investable Market Index resulting from legal restrictions (such as diversification requirements) that apply to the EWW Fund but not to the MSCI Mexico Investable Market Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EWW Fund's tracking error will not exceed 5%. The EWW Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in such underlying index.

Industry Concentration Policy

The EWW Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Mexico Investable Market Index is concentrated.

Holdings Information

As of May 31, 2011, 99.66% of the EWW Fund's holdings consisted of equity securities, 0.07% consisted of cash and 0.26% was in other assets, including dividends booked but not yet received. The following tables summarize the EWW Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
América Móvil, S.A.B. de C.V. (Series L)	21.86%
Wal-Mart de México, S.A.B. de C.V. (Series V)	10.80%
Grupo México, S.A.B. de C.V. (Series B)	6.83%
Fomento Económico Mexicano, S.A.B. de C.V. (UBDs)	6.74%
Grupo Televisa, S.A.B. (CPOs)	4.61%
CEMEX, S.A.B. de C.V. (CPOs)	4.25%
Grupo Financiero Banorte, S.A.B. de C.V. (Series O)	4.03%
Teléfonos de México, S.A.B. de C.V. (Series L)	3.50%
Grupo Modelo S.A.B de C.V. (Series O)	2.94%
Grupo Financiero Inbursa (Series O)	2.90%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Consumer Staples	27.21%
Telecommunication Services	25.81%
Materials	16.15%
Industrials	10.45%
Consumer Discretionary	9.72%
Financials	9.39%
Health Care	0.93%
S-T Securities	0.07%
Other/Undefined	0.26%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement.

Historical Performance of the EWW Fund

We will provide historical price information with respect to the shares of the EWW Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI SINGAPORE INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Singapore Index Fund (the "EWS Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWS Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EWS Fund. The EWS Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWS." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWS Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EWS Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWS Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWS Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Singaporean market, as measured by the MSCI Singapore Index. The EWS Fund holds equity securities traded primarily in Singapore. The MSCI Singapore Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Singaporean stock performance, and is designed to measure equity market performance in Singapore. For more information about the MSCI Singapore Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EWS Fund's three largest equity securities were DBS Group Holdings Ltd., Singapore Telecommunications, and Oversea-Chinese Banking Corporation. Its three largest sectors were financials, industrials and telecommunication services.

The EWS Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Singapore Index. The EWS Fund generally invests at least 95% of its assets in the securities of the MSCI Singapore Index and in depositary receipts representing securities included in the MSCI Singapore Index. The EWS Fund will at all times invest at least 80% of its assets in the securities of the MSCI Singapore Index or in depositary receipts representing securities included in the MSCI Singapore Index. The EWS Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Singapore Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Singapore Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EWS Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Singapore Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Singapore Index. The EWS Fund may or may not hold all of the securities in the MSCI Singapore Index.

Correlation

The MSCI Singapore Index is a theoretical financial calculation, while the EWS Fund is an actual investment portfolio. The performance of the EWS Fund and the MSCI Singapore Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWS Fund's portfolio and the MSCI Singapore Index resulting from legal restrictions (such as diversification requirements) that apply to the EWS Fund but not to the MSCI Singapore Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EWS Fund's tracking error will not exceed 5%. The EWS Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWS Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Singapore Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.98% of the EWS Fund's holdings consisted of equity securities, 0.03% consisted of cash and 0.99% was in other assets, including dividends booked but not yet received. The following tables summarize the EWS Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
DBS Group Holdings Ltd.	10.17%
Singapore Telecommunications	10.11%
OCBC Bank	9.25%
United Overseas Bank Ltd.	8.91%
Keppel Corporation Limited	6.42%
Genting Singapore plc	4.79%
Wilmar International Limited	3.96%
Singapore Airlines Limited	3.24%
CapitaLand Limited	3.19%
Noble Group Limited	3.14%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Financials	44.02%
Industrials	27.28%
Telecommunication Services	10.75%
Consumer Discretionary	9.57%
Consumer Staples	7.35%
S-T Securities	0.03%
Other	0.99%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EWS Fund

We will provide historical price information with respect to the shares of the EWS Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI SOUTH AFRICA INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI South Africa Index Fund (the "EZA Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EZA Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EZA Fund. The EZA Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EZA." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EZA Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EZA Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EZA Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EZA Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the South African market, as measured by the MSCI South Africa Index. The EZA Fund holds equity securities traded primarily in South Africa. The MSCI South Africa Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for South African stock performance, and is designed to measure equity market performance in South Africa. For more information about the MSCI South Africa Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EZA Fund's three largest equity securities were MTN Group Ltd., Sasol Ltd. and Naspers Ltd. – N SHS. Its three largest sectors were materials, financials and telecommunication services.

The EZA Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI South Africa Index. The EZA Fund generally invests at least 95% of its assets in the securities of the MSCI South Africa Index and in depositary receipts representing securities included in the MSCI South Africa Index. The EZA Fund will at all times invest at least 90% of its assets in the securities of the MSCI South Africa Index or in depositary receipts representing securities included in the MSCI South Africa Index. The EZA Fund may invest the remainder of its assets in other securities, including securities not in the MSCI South Africa Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI South Africa Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EZA Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI South Africa Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI South Africa Index. The EZA Fund may or may not hold all of the securities in the MSCI South Africa Index.

Correlation

The MSCI South Africa Index is a theoretical financial calculation, while the EZA Fund is an actual investment portfolio. The performance of the EZA Fund and the MSCI South Africa Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EZA Fund's portfolio and the MSCI South Africa Index resulting from legal restrictions (such as diversification requirements) that apply to the EZA Fund but not to the MSCI South Africa Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EZA Fund's tracking error will not exceed 5%. The EZA Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EZA Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI South Africa Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.90% of the EZA Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.09% was in other assets, including dividends booked but not yet received. The following tables summarize the EZA Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
MTN Group Ltd.	12.07%
Sasol Ltd.	10.28%
Naspers Ltd. – N SHS	7.66%
Standard Bank Group Ltd.	5.99%
Anglogold Ashanti Ltd.	5.89%
Impala Platinum Holdings Ltd.	4.70%
Gold Fields Ltd.	4.00%
Firstrand Ltd.	2.84%
Sanlam Limited	2.59%
Remgro Ltd.	2.40%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Materials	25.23%
Financials	24.90%
Telecommunications Services	14.06%
Consumer Discretionary	13.56%
Energy	10.28%
Consumer Staples	6.10%
Industrials	3.89%
Health Care	1.87%
Other/Undefined	0.10%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EZA Fund

We will provide historical price information with respect to the shares of the EZA Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI SOUTH KOREA INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI South Korea Index Fund (the "EWY Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWY Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EWY Fund. The EWY Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWY." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWY Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EWY Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWY Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWY Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the South Korean market, as measured by the MSCI Korea Index. The EWY Fund holds equity securities traded primarily in South Korea. The MSCI Korea Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for South Korean stock performance, and is designed to measure equity market performance in South Korea. For more information about the MSCI Korea Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EWY Fund's three largest equity securities were Samsung Electrics Co. Ltd., Hyundai Motor Co. and POSCO. Its three largest sectors were information technology, consumer discretionary and industrials.

The EWY Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Korea Index. The EWY Fund generally invests at least 90% of its assets in the securities of the MSCI Korea Index and in depositary receipts representing securities included in the MSCI Korea Index. The EWY Fund will at all times invest at least 80% of its assets in the securities of the MSCI Korea Index or in depositary receipts representing securities included in the MSCI Korea Index. The EWY Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Korea Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Korea Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EWY Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Korea Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Korea Index. The EWY Fund may or may not hold all of the securities in the MSCI Korea Index.

Correlation

The MSCI Korea Index is a theoretical financial calculation, while the EWY Fund is an actual investment portfolio. The performance of the EWY Fund and the MSCI Korea Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWY Fund's portfolio and the MSCI Korea Index resulting from legal restrictions (such as diversification requirements) that apply to the EWY Fund but not to the MSCI Korea Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EWY Fund's tracking error will not exceed 5%. The EWY Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWY Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Korea Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.93% of the EWY Fund's holdings consisted of equity securities, 0.09% consisted of cash and -0.02% was in other assets, including dividends booked but not yet received. The following tables summarize the EWY Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Samsung Electronics Co. Ltd	15.56%
Hyundai Motor Co	6.08%
POSCO	4.47%
Hyundai Mobis	4.02%
LG Chem Ltd	3.89%
Shinhan Financial Group Co.,Ltd.	3.09%
Hyundai Heavy Industries	3.02%
Kia Motors Corporation	2.81%
KB Financial Group Inc.	2.37%
Hynix Semiconductor Inc	2.36%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Information Technology	25.39%
Consumer Discretionary	17.90%
Industrials	16.41%
Materials	14.70%
Financials	13.69%
Consumer Staples	4.07%
Energy	4.00%
Telecommunications Services	1.95%
Utilities	1.33%
Healthcare	0.49%
Other/Undefined	0.07%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EWY Fund

We will provide historical price information with respect to the shares of the EWY Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI TAIWAN INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Taiwan Index Fund (the "EWT Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EWT Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EWT Fund. The EWT Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWT." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EWT Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EWT Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the EWT Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The EWT Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Taiwanese market, as measured by the MSCI Taiwan Index. The EWT Fund holds equity securities traded primarily in Taiwan. The MSCI Taiwan Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Taiwanese stock performance, and is designed to measure equity market performance in Taiwan. For more information about the MSCI Taiwan Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the EWT Fund's three largest equity securities were Taiwan Semiconductor Manufacturing, HTC Corp and Hon Hai Precision Industry. Its three largest sectors were information technology, financials and materials.

The EWT Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Taiwan Index. The EWT Fund generally invests at least 95% of its assets in the securities of the MSCI Taiwan Index and in depositary receipts representing securities included in the MSCI Taiwan Index. The EWT Fund will at all times invest at least 80% of its assets in the securities of the MSCI Taiwan Index or in depositary receipts representing securities included in the MSCI Taiwan Index. The EWT Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Taiwan Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Taiwan Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the EWT Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Taiwan Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Taiwan Index. The EWT Fund may or may not hold all of the securities in the MSCI Taiwan Index.

Correlation

The MSCI Taiwan Index is a theoretical financial calculation, while the EWT Fund is an actual investment portfolio. The performance of the EWT Fund and the MSCI Taiwan Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWT Fund's portfolio and the MSCI Taiwan Index resulting from legal restrictions (such as diversification requirements) that apply to the EWT Fund but not to the MSCI Taiwan Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the EWT Fund's tracking error will not exceed 5%. The EWT Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWT Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Taiwan Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of May 31, 2011, 99.96% of the EWT Fund's holdings consisted of equity securities, 0.09% consisted of cash and -0.05% was in other assets, including dividends booked but not yet received. The following tables summarize the EWT Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Taiwan Semiconductor Manufacturing	14.08%
HTC Corp.	6.65%
Hon Hai Precision Industry	6.56%
Formosa Plastics Corp.	3.41%
Nan Ya Plastics Corp.	2.91%
Chungwa Telecom Co. Ltd.	2.59%
China Steel Corp.	2.58%
Formosa Chemicals & Fibre	2.42%
Cathay Financial Holding Co.	2.27%
Mediatek Inc.	2.23%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Information Technology	55.94%
Financials	15.33%
Materials	14.78%
Telecommunications Services	4.19%
Industrials	3.78%
Consumer Discretionary	3.12%
Consumer Staples	1.91%
Energy	0.90%
S-T Securities	0.09%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Historical Performance of the EWT Fund

We will provide historical price information with respect to the shares of the EWT Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE iSHARES® MSCI TURKEY INVESTABLE MARKET INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Turkey Investable Market Index Fund (the "TUR Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The TUR Fund is an investment portfolio maintained and managed by iShares, Inc. BFA is currently the investment adviser to the TUR Fund. The TUR Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "TUR." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the TUR Fund. Information provided to or filed with the SEC by iShares, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares, Inc., BFA and the TUR Fund, please see the Prospectus, dated January 1, 2011 (as may be supplemented from time to time). In addition, information about iShares® and the TUR Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The TUR Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Turkish market, as measured by the MSCI Turkey Investable Market Index. The TUR Fund holds equity securities traded primarily in Turkey. The MSCI Turkey Investable Market Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Turkish stock performance, and is designed to measure equity market performance in Turkey. For more information about the MSCI Turkey Investable Market Index, please see "The MSCI Indices" in this product supplement.

As of May 31, 2011, the TUR Fund's three largest equity securities were Turkiye Garanti Bankasi, Akbank T. A. S. and Turkiye Is Bankasi-C. Its three largest sectors were financials, industrials and consumer staples.

The TUR Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Turkey Investable Market Index. The TUR Fund will at all times invest at least 90% of its assets in the securities of the MSCI Turkey Investable Market Index or in depositary receipts representing securities included in the MSCI Turkey Investable Market Index. The TUR Fund may invest the remainder of its other assets in securities not included in the MSCI Turkey Investable Market Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Turkey Investable Market Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The TUR Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Turkey Investable Market Index, and generally does not hold all of the equity securities included in the MSCI Turkey Investable Market Index. The TUR Fund invests in a representative sample of securities in the MSCI Turkey Investable Market Index, which have a similar investment profile as the MSCI Turkey Investable Market Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Turkey Investable Market Index.

Correlation

The MSCI Turkey Investable Market Index is a theoretical financial calculation, while the TUR Fund is an actual investment portfolio. The performance of the TUR Fund and the MSCI Turkey Investable Market Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the TUR Fund's portfolio and the MSCI Turkey Investable Market Index resulting from legal restrictions (such as diversification requirements) that apply to the TUR Fund but not to the MSCI Turkey Investable Market Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the TUR Fund's tracking error will not exceed 5%. The TUR Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in such underlying index.

Industry Concentration Policy

The TUR Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Turkey Investable Market Index is concentrated.

Holdings Information

As of May 31, 2011, 99.06% of the TUR Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.94% was in other assets, including dividends booked but not yet received. The following tables summarize the TUR Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Turkiye Garanti Bankasi	13.49%
Akbank T. A. S.	8.01%
Turkiye Is Bankasi-C	7.09%
Turkcell Iletisim Hizmet AS	6.17%
Tupras-Turkiye Petrol Rafine	4.73%
Anadolu Efes Biracilik VE	4.05%
KOC Holding AS	3.94%
Haci Omer Sabanci Holding	3.89%
Bim Birlesik Magazalar AS	3.42%
Turk Telekomunikasyon AS	3.29%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Financials	46.67%
Industrials	11.89%
Consumer Staples	10.11%
Telecommunication Services	9.59%
Materials	9.17%
Energy	4.97%
Consumer Discretionary	4.13%
Utilities	1.43%
Health Care	0.79%
Information Technology	0.30%
Other/Undefined	0.94%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I.

Historical Performance of the TUR Fund

We will provide historical price information with respect to the shares of the TUR Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE MARKET VECTORS BRAZIL SMALL-CAP ETF

We have derived all information contained in this product supplement regarding the Market Vectors Brazil Small-Cap ETF (the "BRF Fund") from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust and Van Eck Associates Corporation ("Van Eck"). We make no representation or warranty as to the accuracy or completeness of such information. The BRF Fund is an investment portfolio of the Market Vectors ETF Trust (the "Trust"). Van Eck is currently the investment adviser to BRF Fund. The BRF Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "BRF." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Trust is a registered investment company that consists of numerous separate investment portfolios, including BRF Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Trust, Van Eck and BRF Fund, please see the prospectus of the BRF Fund, dated May 1, 2011 (as may be supplemented from time to time). In addition, information about the Trust and BRF Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The BRF Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Market Vectors® Brazil Small-Cap Index. The Market Vectors® Brazil Small-Cap Index was developed by Van Eck and is designed to track the performance of the small-cap segment of the Brazilian economy. For more information about the Market Vectors® Brazil Small-Cap Index, please see "The Market Vector Indices" in this product supplement.

As of July 6, 2011, BRF Fund's three largest holdings were Cetip, Cia Hering and Anhanguaera, and as of March 31, 2011, its three largest sectors were consumer discretionary, industrials and financials.

Indexing Investment Approach

The BRF Fund uses a "passive" or indexing investment approach to attempt to approximate the investment performance of the Market Vectors® Brazil Small-Cap Index. The BRF Fund normally invests at least 80% of its total assets in securities that comprise the Market Vectors® Brazil Small-Cap Index, which is composed of securities of Brazilian small-capitalization companies. A company is considered to be from Brazil if it is domiciled and primarily listed on an exchange in Brazil or generates at least 50% of its revenues in Brazil. The BRF Fund may also utilize convertible securities and participation notes to seek performance that corresponds to the Market Vectors® Brazil Small-Cap Index. The BRF Fund may or may not hold all of the securities that are included in the Market Vectors® Brazil Small-Cap Index.

Correlation

The Market Vectors® Brazil Small-Cap Index is a theoretical financial calculation, while BRF Fund is an actual investment portfolio. The performance of BRF Fund and the Market Vectors® Brazil Small-Cap Index may vary somewhat due to operating expenses, transaction costs, and differences between BRF Fund's portfolio and the Market Vectors® Brazil Small-Cap Index resulting from legal restrictions that apply to BRF Fund but not to the Market Vectors® Brazil Small-Cap Index or lack of liquidity. Van Eck expects that, over time, the correlation between BRF Fund's performance and that of the Market Vectors® Brazil Small-Cap Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

Industry Concentration Policy

The BRF Fund may concentrate its investments in a particular industry or group of industries to the extent that the Market Vectors® Brazil Small-Cap Index concentrates in an industry or group of industries.

Holdings Information

As of July 6, 2011, 99.57% of BRF Fund's holdings consisted of equity securities and -0.19% consisted of cash and other assets. The following tables summarize BRF Fund's top holdings in individual companies as of such date and by sector as of March 31, 2011.

Top holdings in individual securities as of July 6, 2011

Company	Percentage of Total Holdings
Cetip	5.82%
Cia Hering	5.04%
Anhanguaera	4.25%
Totvs S.A.	3.53%
Gafisa S.A.	3.24%
Localiza Rent A Car S.A.	3.24%
Sul America S.A.	3.06%
TAM S.A.	2.88%
Klabin S.A.	2.59%
LLX Logistica S.A.	2.44%

Top holdings by sector as of March 31, 2011

Sector	Percentage of Total Holdings
Consumer Discretionary	24.00%
Industrials	21.60%
Financials	17.10%
Materials	11.90%
Health Care	10.00%
Utilities	6.90%
Consumer Staples	3.80%
Information Technology	3.60%
Energy	0.90%
Telecommunication Services	0.20%

The information above was compiled from the Van Eck website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this product supplement.

Historical Performance of the BRF Fund

We will provide historical price information with respect to the shares of the BRF Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE MARKET VECTORS INDONESIA INDEX ETF

We have derived all information contained in this product supplement regarding the Market Vectors Indonesia Index ETF (the "IDX Fund") from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust and Van Eck Associates Corporation ("Van Eck"). We make no representation or warranty as to the accuracy or completeness of such information. The IDX Fund is an investment portfolio of the Market Vectors ETF Trust (the "Trust"). Van Eck is currently the investment adviser to IDX Fund. The IDX Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "IDX." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Trust is a registered investment company that consists of numerous separate investment portfolios, including IDX Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Trust, Van Eck and IDX Fund, please see the prospectus of the IDX Fund, dated May 1, 2011 (as may be supplemented from time to time). In addition, information about the Trust and IDX Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 213-A-I or the relevant terms supplement.

Investment Objective and Strategy

The IDX Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Market Vectors® Indonesia Index. The Market Vectors® Indonesia Index was developed by Van Eck and is designed to track the performance of the Indonesian economy. For more information about the Market Vectors® Indonesia Index, please see "The Market Vector Indices" in this product supplement.

As of July 5, 2011, IDX Fund's three largest holdings were Bank Central Asia, Astra International and Telemomunikasi Indonesia, and as of March 31, 2011, its three largest sectors were financial services, energy and consumer discretionary.

Indexing Investment Approach

The IDX Fund uses a "passive" or indexing investment approach to attempt to approximate the investment performance of the Market Vectors® Indonesia Index. The IDX Fund normally invests at least 80% of its total assets in securities that comprise the Market Vectors® Indonesia Index. The IDX Fund invests in securities of companies that are domiciled and primarily listed on an exchange in Indonesia or that generate at least 50% of their revenues in Indonesia. The IDX Fund may also utilize convertible securities and participation notes to seek performance that corresponds to the Market Vectors® Indonesia Index. The IDX Fund may or may not hold all of the securities that are included in the Market Vectors® Indonesia Index.

Correlation

The Market Vectors® Indonesia Index is a theoretical financial calculation, while IDX Fund is an actual investment portfolio. The performance of IDX Fund and the Market Vectors® Indonesia Index may vary somewhat due to operating expenses, transaction costs, and differences between IDX Fund's portfolio and the Market Vectors® Indonesia Index resulting from legal restrictions that apply to IDX Fund but not to the Market Vectors® Indonesia Index or lack of liquidity. Van Eck expects that, over time, the correlation between IDX Fund's performance and that of the Market Vectors® Indonesia Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

Industry Concentration Policy

The IDX Fund may concentrate its investments in a particular industry or group of industries to the extent that the Market Vectors® Indonesia Index concentrates in an industry or group of industries.

Holdings Information

As of July 5, 2011, 100.49% of IDX Fund's holdings consisted of equity securities and -0.49% consisted of cash and other assets. The following tables summarize IDX Fund's top holdings in individual companies as of such date and by sector as of March 31, 2011.

Top holdings in individual securities as of July 1, 2011

Company	Percentage of Total Holdings
Bank Central Asia	8.73%
Astra International, Inc.	8.68%
Telekomunikasi Indonesia	6.92%
Bank Rakyat Indonesia	6.62%
Bnak Mandiri	6.01%
Bumi Resources	4.66%
Perusahaan Gas Negara	4.33%
United Tractors	4.32%
Banpu Public Co. Ltd.	3.84%
Jardine Cycle & Carriage Ltd.	3.38%

Top holdings by sector as of March 31, 2011

Sector	Percentage of Total Holdings
Financial Services	29.50%
Energy	15.50%
Consumer Discretionary	13.70%
Materials	12.70%
Telecommunication Services	10.20%
Consumer Staples	9.60%
Utilities	4.80%
Industrial Goods & Services	2.10%
Pharmaceutical	1.90%

The information above was compiled from the Van Eck website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this product supplement.

Historical Performance of the IDX Fund

We will provide historical price information with respect to the shares of the IDX Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE MARKET VECTORS INDICES

We have derived all information contained in this product supplement regarding the Market Vectors® Brazil Small-Cap Index and the Market Vectors® Indonesia Index (each, a "Market Vectors Index" and together, the "Market Vectors Indices"), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, the 4asset-management GmbH (the "Index Owner"). We make no representation or warranty as to the accuracy or completeness of such information. The Market Vectors Indices were developed by the Index Owner and are maintained and published by the Index Owner. The Market Vectors Indices are calculated by Structured Solutions AG. The Index Owner has no obligation to continue to publish, and may discontinue the publication of, the Market Vectors Indices.

The Market Vectors® Brazil Small-Cap Index

The Market Vectors® Brazil Small-Cap Index tracks the performance of the small-cap segment of the Brazilian economy. The index includes both local and offshore listings. Local listings are companies that are incorporated in Brazil. Offshore listings are companies incorporated outside of Brazil but generate at least 50% of their revenues in Brazil. The Market Vectors® Brazil Small-Cap Index was launched on May 1, 2009 with a base index value of 1000 as of December 31, 2005. The Market Vectors® Brazil Small-Cap Index is reported by Bloomberg L.P. under the ticker symbol "MVBRF."

The Market Vectors® Indonesia Index

The Market Vectors® Indonesia Index tracks the performance of the Indonesian economy. The index includes both local and offshore listings. Local listings are companies that are incorporated in Indonesia. Offshore listings are companies incorporated outside of Indonesia but generate at least 50% of their revenues in Indonesia. The Market Vectors® Indonesia Index was launched on November 24, 2008 with a base index value of 1000 as of December 31, 2002. The Market Vectors® Indonesia Index is reported by Bloomberg L.P. under the ticker symbol "MVIDX."

Index Composition and Maintenance

The Index Universe

The index universe of a Market Vectors Index includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange.

Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

In addition, to be included in the index universe, a security must:

- be incorporated in the target region of the applicable Market Vectors Index (Brazil, with respect to the Market Vectors® Brazil Small-Cap Index and Indonesia, with respect to the Market Vectors® Indonesia Index) (the "Target Region"); or

- be incorporated outside the applicable Target Region but generate at least 50% of their revenues in the applicable Target Region.

Investable Index Universe

Any stocks from the index universe that have had ten or more non-trading days in a three-month period prior to a quarterly review are ineligible for inclusion in a Market Vectors Index. Companies with a free-float (or shares available to foreign investors) of less than 5% for existing index components or less than 10% for new components are ineligible for inclusion.

In addition to the above, stocks that are currently not in the relevant Market Vectors Index must meet the following size and liquidity requirements:

- a full market capitalization exceeding US$150 million;

- a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

- at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the relevant Market Vectors Index the following applies:

- a full market capitalization exceeding US$75 million; and

  - a three-month average-daily-trading volume of at least US$0.6 million at the current review or at one of the previous two reviews; or

  - at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

The Index Owner can, in exceptional cases, use price sources other than the home market even if these price sources are less liquid than the home market listing.

For each stock, the pricing from the respective home market is used. In cases where ADRs, GDRs or similar products, or a secondary listing exists either on an exchange in the U.S., Canada or in the UK, the alternative price source is used (instead of the home market price source) if it meets at least three-times the standard liquidity requirements at a quarterly review, *i.e.*:

- a three-month average-daily-trading volume of at least US$3.0 million at the current review and also at the previous two reviews; and

- at least 750,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

The Index Owner can, in exceptional cases, use price sources other than the home market even if these price sources are less liquid than the home market listing. Once the price source is switched to the alternative price source, the standard liquidity requirements apply again.

Index Constituent Selection

Each Market Vectors Index is reviewed on a quarterly basis. The Index Owner can, in exceptional cases, add stocks to a Market Vectors Index and also remove stocks from a Market Vectors Index.

The Market Vectors® Brazil Small-Cap Index

The target coverage of the Market Vectors® Brazil Small-Cap Index is 100% of the free-float market capitalization of the investable small-cap universe with at least 25 companies. Index constituents are selected for inclusion using the following procedure:

(1) All companies in the index universe are valued by full market capitalization (all secondary lines are grouped). All companies (and not securities) are sorted by full market capitalization in descending order.

(2) Companies covering the top 90% of the full market capitalization are excluded. Only companies ranking between 90% and 98% qualify for the selection. Existing index companies ranking between 85% and 90% or 98% and 99% also qualify for the selection.

(3) Offshore listed companies will qualify the same way as local stocks in step 2, *i.e.*, offshore companies that are currently not in the Market Vectors® Brazil Small-Cap Index and that are smaller than the local company at the 90% threshold from step 2 and that are larger than the local company at the 98% threshold from step 2 will also qualify for the selection; offshore companies that are currently in the Market Vectors® Brazil Small-Cap Index will also qualify for the selection if they are smaller than the local company at the 85% threshold from step 2 and if they are larger than the local company at the 99% threshold from step 2.

(4) All eligible companies from step 3 are now viewed as securities (companies with secondary lines are un-grouped and treated separately). Only securities that meet all requirements of the investable index universe are added to the Market Vectors® Brazil Small-Cap Index.

The Market Vectors® Indonesia Index

The target coverage of the Market Vectors® Indonesia Index is 90% of the free-float market capitalization of the investable universe with at least 25 companies. Index constituents are selected for inclusion using the following procedure:

(1) All stocks in the investable universe are sorted in terms of free-float market capitalization in descending order.

(2) Stocks covering the top 85% of the free-float market capitalization of the investable universe qualify for selection.

(3) Existing components between the 85th and 98th percentiles also qualify for the Market Vectors® Indonesia Index.

(4) If the coverage is still below 90% or the number in the Market Vectors® Indonesia Index is still below 25 companies, then the largest remaining stocks are selected until coverage of at least 90% is reached and the number of stocks equals 25.

Buffers

For local listed companies, the revenue quota for each company is reviewed quarterly; only companies with at least 50% of their revenues in the applicable Target Region are eligible. The revenue quota for companies that have already been in the relevant Market Vectors Index may drop to 25% and these companies would still be eligible. The Index Owner can, in exceptional cases, add stocks to a Market Vectors Index with a lower revenue portion.

Review Schedule

Each Market Vectors Index is reviewed quarterly and changes to a Market Vectors Index are implemented and based on the closing prices of the third Friday of every quarter-end month (*i.e.*, March, June, September and December). If the third Friday is not a business day, then the review will take place on the last business day before the third Friday. If an index constituent does not trade on the third Friday of a quarter-end month, then the last available price for that index constituent will be used. Changes become effective on the next business day.

The reviews are based on the (adjusted) closing data on the last business day in February, May, August and November. If an index constituent does not trade on the last business day in February, May, August or November, then the last available price for this company will be used. The component changes to a Market Vectors Index are announced on the 2nd Friday in a quarter-end month (*i.e.*, March, June, September and December). Market Vectors Index data (*e.g.*, new number of shares, new free-float factors, and new company weighting cap factors) is announced on the 2nd Friday in a quarter-end month (*i.e.*, March, June, September and December). The weighting cap factors are based on closing data from on the 2nd Wednesday in a quarter-end month (*i.e.*, March, June, September and December).

For purposes of this product supplement, "business day" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Stuttgart and London.

Ongoing Maintenance

In addition to the periodic reviews, each Market Vectors Index is continually reviewed for corporate events (*e.g.*, mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the index components.

Replacements. For all corporate events that result in a stock deletion from a Market Vectors Index, the deleted stock will be replaced immediately only if the number of components in that Market Vectors Cap Index would drop below 22. The replacement stock will be added at the same weight as the deleted stock. In all other cases, the additional weight resulting from the deletion will be re-distributed proportionally across all other index constituents.

Changes to Free-Float Factor and Number of Shares. Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, etc. are implemented immediately and will be effective the next trading day (*i.e.*, the ex date). All other changes are implemented at the quarterly review and will be effective the next trading day after implementation.

Illiquidity. Illiquid stocks are deleted immediately if their illiquidity is due to:

- not being traded for 10 consecutive days;

- being suspended from trading for 10 consecutive days; or

- ongoing bankruptcy proceedings: a company that has filed for bankruptcy will be deleted from a Market Vectors Index based either on the traded stock price on its primary market, if available, or the OTC stock price. If neither price is available, the company will be deleted at US$0.

Changes are announced immediately, implemented three trading days later and become effective the next trading day after implementation. The Index Owner can, in exceptional cases or in temporary situations, decide differently.

Initial Public Offerings (IPOs). An IPO stock is eligible for fast-track addition to a Market Vectors Index once (either at the next quarterly review if it has been trading for at least 30 days prior to the review snapshot dates (*i.e.*, the last trading day in February, May, August or November) or else at the then following quarterly review). In order to be added to a Market Vectors Index the IPO stock has to meet the size and liquidity requirements:

- the IPO must have a full market capitalization exceeding US$150 million;

- the IPO must have an average-daily-trading volume of at least US$1 million; and

- the IPO must have traded least 250,000 shares per month (or per 22 days).

Changes due to Mergers & Takeovers. A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is one surviving stock and one or more non-surviving stocks that may not necessarily be delisted from the respective trading system(s). A surviving stock that does not qualify for a Market Vectors Index will be deleted immediately. A surviving stock that qualifies for a Market Vectors Index is added to that Market Vectors Index and replaces the largest of the original stocks. The Index Owner can, in exceptional cases, decide differently.

Changes due to Spin-Offs. Each spin-off stock is immediately added to a Market Vectors Index for at least one trading day. If a spin-off company does not qualify for a Market Vectors Index, it will be deleted based on its first closing price. The Index Owner can, in exceptional cases, decide differently.

Index Calculation

The value of each Market Vectors Index is calculated using the Laspeyres' formula, rounded to two decimal places, with stock prices converted to U.S. dollars:

$$\text{Index Value} = \frac{\sum_{i=1}^{n} p_i \times q_i \times ff_i \times cf_i \times fx_i}{D} = \frac{M}{D}$$

where (for all stocks (i) in the applicable Market Vectors Index):

p_i = stock price (rounded to four decimal places);

q_i = number of shares;

ff_i = free-float factor (rounded to two decimal places);

fx_i = exchange rate (local currency to U.S. Dollar) (rounded to six decimal places);

cf_i = sector-weighting cap factor (set to 1);

M = free-float market capitalization of the applicable Market Vectors Index; and

D = divisor (rounded to six decimal places).

Free-Float

Each Market Vectors Index is free-float adjusted—that is, the number of shares outstanding is reduced to exclude closely held shares from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits. These are combined with the block-ownership adjustments into a single multiplier. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result.

Company-Weighting Cap Factors

Companies in each Market Vectors Index are weighted according to their free-float market capitalization. To ensure portfolio diversity, the company-weighting cap factors are applied to individual companies if they exceed a certain weight in the applicable Market Vectors Index. The company-weighting cap factors are reviewed quarterly and applied, if necessary. The company-weighted cap factors are applied differently to local listed companies and offshore listed companies.

Local Listed Companies

For local listed companies, all companies are ranked by their free-float market capitalization, and the maximum weight for any single stock is 8.0%. If a stock exceeds the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be re-distributed proportionally across all other index constituents. This process is repeated until no stocks have weights exceeding the respective maximum weight.

The company-weighting scheme will be applied to the largest stocks and the excess weight after each step shall be re-distributed across all other (smaller) stocks in the applicable Market Vectors Index on a proportional basis:

- If the largest two stocks exceed 8.0%, then both will be capped at 8.0%.

- If the 3rd largest stock exceeds 7.0%, then it will be capped at 7.0%.

- If the 4th largest stock exceeds 6.5%, then it will be capped at 6.5%.

- If the 5th largest stock exceeds 6.0%, then it will be capped at 6.0%.

- If the 6th largest stock exceeds 5.5%, then it will be capped at 5.5%.

- If the 7th largest stock exceeds 5.0%, then it will be capped at 5.0%.

- If any other stock exceeds 4.5%, then it will be capped at 4.5%.

Offshore Listed Companies

For offshore listed companies, the maximum weight of any single offshore listed stock is 4.5%.

Divisor Adjustments

Index maintenance should not change the level of a Market Vectors Index. This is accomplished with an adjustment to the divisor. Any change to the stocks in a Market Vectors Index that alters the total market value of that Market Vectors Index while holding stock prices constant will require a divisor adjustment.

$$\text{Divisor}_{new} = \text{Divisor}_{old} \times \frac{\sum_{i=1}^{n} p_i \times q_i \times ff_i \times cf_i \times fx_i \pm \Delta M C}{\sum_{i=o}^{n} p_i \times q_i \times ff_i \times cf_i \times fx_i}$$

where Δ MC is the difference between closing market capitalization and adjusted closing market capitalization of the applicable Market Vectors Index.

Data Correction

Incorrect or missing input data will be corrected immediately.

Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.

Special cash dividend   Divisor change: Yes

$$p_{i,\,adjusted} = p_i - (\text{Dividend} \times (1 - \text{Withholding Tax}))$$

Split   Divisor change: No

Shareholders receive "B" new shares for every "A" share held.

$$p_{i,\,adjusted} = p_i \times \frac{A}{B}$$

$$q_{i,\,adjusted} = q_i \times \frac{B}{A}$$

Rights offering   Divisor change: Yes

Shareholders receive "B" new shares for every "A" share held.

If the subscription-price is either not available or not smaller than the closing price, then no adjustment will be done.

$$p_{i,\,adjusted} = \frac{(p_i \times A) + (\text{Subscription Price} \times B)}{A + B}$$

$$q_{i,\,adjusted} = q_i \times \frac{A + B}{A}$$

Stock dividend   Divisor change: Yes

Shareholders receive "B" new shares for every "A" share held.

$$p_{i,\,adjusted} = p_i \times \frac{A}{(A + B)}$$

$$q_{i,\,adjusted} = q_i \times \frac{(A + B)}{A}$$

Spin-offs   Divisor change: Yes

Shareholders receive "B" new shares for every "A" share held.

$$p_{i,\,adjusted} = \frac{(p_i \times A) - (\text{Price of Spun-off Company} \times B)}{A}$$

Addition/deletion of a company   Divisor change: Yes

    Net change in market value determines the divisor
    adjustment.

Changes in shares outstanding   Divisor change: Yes

    Any combination of secondary issuance, share repurchase
    or buy back will be updated at the quarterly review.

Changes to free-float   Divisor change: Yes

    Increasing (decreasing) the free-float increases
    (decreases) the total market value of the applicable
    Market Vectors Index and changes will be updated at the
    quarterly review.

    With corporate actions where cash or other corporate assets are distributed to shareholders, the price of the stock will drop on the ex-dividend day (the first day when a new shareholder is not eligible to receive the distribution.) The effect of the divisor adjustment is to prevent the price drop from causing a corresponding drop in the Index.

    Corporate actions are announced at least three days prior to implementation.

Dissemination

    The Market Vectors Indices are calculated weekdays between 01:00 and 23:30 (CET) and the index values are disseminated to data vendors every 15 seconds. Each Market Vectors Index is disseminated on days when at least one of the underlying stock exchanges of the applicable Market Vectors Index is open for trading.

THE MSCI INDICES

We have derived all information contained in this product supplement regarding the MSCI Brazil Index, the MSCI EAFE® Index, the MSCI Emerging Markets Index, the MSCI Korea Index, the MSCI Malaysia Index, the MSCI Mexico Investable Market Index, the MSCI Singapore Index, the MSCI South Africa Index, the MSCI Taiwan Index and the MSCI Turkey Investable Market Index (together, "the MSCI Indices"), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Indices are calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, any of the MSCI Indices.

Transition

On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices. The transition of the Standard and Small Cap Indices to the MSCI Global Investable Market Indices occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008. The current index calculation methodology used to formulate the MSCI Indices (and which is also used to formulate the MSCI Global Investable Market Indices) (the "MSCI Global Investable Market Indices Methodology") was implemented as of June 1, 2008.

The MSCI Brazil Index

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index of securities traded primarily on the Bolsa de Valores de São Paolo. The MSCI Brazil Index is reported by Bloomberg L.P. under the ticker symbol "MXBR." Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987.

The MSCI EAFE® Index

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of June 1, 2011, the MSCI EAFE® Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Effective May 2010, Israel has been reclassified as a developed market and has been included in the MSCI EAFE® Index. The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA."

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of June 1, 2011, the MSCI Emerging Markets Index consisted of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Effective May 2010, Israel has been reclassified as a developed market and is no longer included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is reported by Bloomberg L.P. under the ticker symbol "MXEF."

The MSCI Korea Index

The MSCI Korea Index is a free float-adjusted market capitalization index of securities listed on the Korea Exchange. The MSCI Korea Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Korea Index is reported by Bloomberg L.P. under the ticker symbol "MXKR."

The MSCI Malaysia Index

The MSCI Malaysia Index is a free float-adjusted market capitalization index of securities listed on the Bursa Malaysia. The MSCI Malaysia Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Singapore Index is reported by Bloomberg L.P. under the ticker symbol "MXMY."

The MSCI Mexico Investable Market Index

The MSCI Mexico Investable Market Index is a free float-adjusted market capitalization index of securities listed on the Mexican Stock Exchange. Component companies must meet objective criteria for inclusion in the MSCI Mexico Investable Market Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Mexico Investable Market Index has a base date of December 31, 1987 and is reported by Bloomberg under the ticker symbol "MXMX".

The MSCI Singapore Index

The MSCI Singapore Index is a free float-adjusted market capitalization index of securities listed on the Singapore Stock Exchange. The MSCI Singapore Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Singapore Index is reported by Bloomberg L.P. under the ticker symbol "SIMSCI."

The MSCI South Africa Index

The MSCI South Africa Index is a free float-adjusted market capitalization index of securities listed on the JSE Limited. The MSCI South Africa Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI South Africa Index is reported by Bloomberg L.P. under the ticker symbol "MXZA."

The MSCI Taiwan Index

The MSCI Taiwan Index is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Taiwan Index is reported by Bloomberg L.P. under the ticker symbol "TAMSCI."

The MSCI Turkey Investable Market Index

The MSCI Turkey Investable Market Index is a free float-adjusted market capitalization index of securities listed on the Istanbul Stock Exchange. The MSCI Turkey Investable Market Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Turkey Investable Market Index is reported by Bloomberg L.P. under the ticker symbol "MXTR."

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process that involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

The "relevant market" with respect to a single country index is equivalent to the single country, except in DM-classified countries in Europe (as described below), where all such countries are first aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the MSCI Global Investable Market Indices Methodology.

The "relevant market" with respect to a composite index includes each of the single countries which comprise the composite index.

The "Global Investable Equity Universe" is the aggregation of all Market Investable Equity Universes. The "DM Investable Equity Universe" is the aggregation of all the Market Investable Equity Universes for Developed Markets.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as Developed Markets ("DM"), Emerging Markets ("EM") or Frontier Markets ("FM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, exchange traded funds, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (*i.e.*, share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the Equity Universe sorted in descending order by full market capitalization.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity as measured by the Annualized Traded Value Ratio ("ATVR") and the Frequency of Trading. The ATVR screens out extreme daily trading volumes, taking into account the free float-adjusted market capitalization size of securities. The aim of the 12-month and 3-month ATVR together with 3-month Frequency of Trading is to select securities with a sound long and short-term liquidity. A minimum liquidity level of 20% of 3-month ATVR and 90% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developed Market. A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

In instances when a security does not meet the above criteria, the security will be represented by a relevant liquid eligible Depository Receipt if it is trading in the same geographical region. Depository Receipts are deemed liquid if they meet all the above mentioned criteria for 12-month ATVR, 3-month ATVR and 3-month Frequency of Trading.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) The Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or semi-annual index review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size−based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent index reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard ("GICS"). The GICS entails four levels of classification: (1) sector; (2) industry groups; (3) industries; (4) sub-industries. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Maintenance of the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)   semi-annual index reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed Equity Universe;

- taking buffer rules into consideration for migration of securities across size and style segments; and

- updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii)   quarterly index reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

- reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii)   Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November. The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, between 5:30 p.m. and 6 p.m., US Eastern Time through the Advance Corporate Events (ACE) File.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

Index Calculation

Price Index Level

The MSCI Indices are calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today's index level is obtained by applying the change in the market performance to the previous period index level.

$$PriceIndexLevelUSD_t = PriceIndexLevelUSD_{t-1} \times \frac{IndexAdjustedMarketCapUSL}{IndexInitialMarketCapUSD_t}$$

$$PriceIndexLevelLocal_t = PriceIndexLevelLocal_{t-1} \frac{IndexAdjustedMarketCapForLocal_t}{IndexInitialMarketCapUSD_t}$$

Where:

- $PriceIndexLevelUSD_{t-1}$ is the Price Index level in USD at time t-1.
- $IndexAdjustedMarketCapUSD_t$ is the Adjusted Market Capitalization of the index in USD at time t.
- $IndexInitialMarketCapUSD_t$ is the Initial Market Capitalization of the index in USD at time t.
- $PriceIndexLevelLocal_{t-1}$ is the Price Index level in local currency at time t-1.
- $IndexAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t.

Note: *IndexInitialMarketCapUSD* was previously called *IndexUnadjustedMarketCapPreviousUSD*

Security Price Index Level

$$SecurityPriceIndexLevel_1 = SecurityPriceIndexLevel_{t-1} \times \frac{SecurityAdjustedMarketCapForLocal_t}{SecurityInitialMarketCapUSD_t}$$

$SecurityAdjustedMarketCapForLocal_t =$

$$\frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$SecurityInitialMarketCapUSD_t =$

$$\frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- $SecurityPriceIndexLevel_{t-1}$ is Security Price Index level at time t-1.
- $SecurityAdjustedMarketCapForLocal_t$ is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1.

- $SecurityInitialMarketCapUSD_t$ is the Initial Market Capitalization of security s in USD at time t.
- $EndOfDayNumberOfShares_{t-1}$ is the number of shares of security s at the end of day t-1.
- $PricePerShare_t$ is the price per share of security s at time t.
- $PricePerShare_{t-1}$ is the price per share of security s at time t-1.
- $InclusionFactor_t$ is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.
- PAF_t is the Price Adjustment Factor of security s at time t.
- $FXrate_{t-1}$ is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.
- ICI_t is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.*, from Turkish Lira to New Turkish Lira – ICI = 1,000,000).
- ICI_{t-1} is the Internal Currency Index of price currency at time t-1.

Index Market Capitalization

$IndexAdjustedMarketCapUSD_t =$

$$\sum_{S \varepsilon I,t} \frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_t}$$

$IndexAdjustedMarketCapForLocal_t =$

$$\sum_{S \varepsilon I,t} \frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$IndexInitialMarketCapUSD_t =$

$$\sum_{S \varepsilon I,t} \frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- $EndOfDayNumberOfShares_{t-1}$ is the number of shares of security s at the end of day t-1.
- $PricePerShare_t$ is the price per share of security s at time t.
- $PricePerShare_{t-1}$ is the price per share of security s at time t-1.
- $InclusionFactor_t$ is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.
- PAF_t is the Price Adjustment Factor of security s at time t.
- $FXrate_t$ is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.
- $FXrate_{t-1}$ is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.
- ICI_t is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.*, from Turkish Lira to New Turkish Lira – ICI = 1,000,000).
- ICI_{t-1} is the Internal Currency Index of price currency at time t-1.

Corporate Events

Mergers and Acquisitions

As a general principle, MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers

In tender offers, the acquired or merging security is generally deleted from an index at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security's free float has been substantially reduced, if all required information is not available in advance or if the offer's outcome is uncertain. The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security's market price, the recommendation by the acquired company's board of directors, the major shareholders' stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

In certain cases, securities may be deleted earlier than the last offer day. For example, in the case of tender offers in the United Kingdom, a security is typically deleted two business days after the offer is declared unconditional in all respects.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion at the following regularly scheduled index review.

Late Announcements of Completion of Mergers and Acquisitions

When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day's market price of the acquired or merging entities.

Conversions of Share Classes

Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs

On the ex-date of a spin-off, a PAF is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. In cases of spin-offs of partially owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a "detached" security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included until the spun-off security begins trading, and is deleted thereafter. Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

Corporate Actions

Corporate actions such as splits, stock dividends and rights issues, which affect the price of a security, require a price adjustment. In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed and the changes in number of shares and FIF, if any, are reflected as of the close of the ex-date. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Share Placements and Offerings

Changes in number of shares and FIF resulting from primary equity offerings representing at least 5% of the security's number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security's number of shares are deferred to the next regularly scheduled index review following the completion of the event. For public secondary offerings of existing constituents representing at least 5% of the security's number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known. Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next regularly scheduled index review. Secondary offerings involve the distribution of existing shares of current shareholders' in a listed company and are usually pre-announced by a company or by a company's shareholders and open for public subscription during a pre-determined period.

Debt-to-Equity Swaps

In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented at a following regularly scheduled index review.

Suspensions and Bankruptcies

MSCI will remove from an index as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors. MSCI will delete from an index after 40 business days of suspension securities of companies facing financial difficulties (*e.g.*, liquidity issues, debt repayment issues, companies under legal investigation, etc.) with at least two business days advance notice. Subsequently, if and when these securities resume normal trading, they may be considered as a potential addition to an index at the next scheduled semi-annual index review. Securities of companies suspended due to pending corporate events (*e.g.*, merger, acquisition, etc.), will continue to be maintained in an index until they resume trading regardless of the duration of the suspension period. When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange. For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

The MSCI Brazil Index, the MSCI EAFE® Index, the MSCI Emerging Markets Index, the MSCI Korea Index, the MSCI Malaysia Index, the MSCI Mexico Investable Market Index, the MSCI Singapore Index, the MSCI South Africa Index, the MSCI Taiwan Index and the MSCI Turkey Investable Market Index Are Subject to Currency Exchange Risk

Because the closing prices of the component equity securities of the MSCI Brazil Index, the MSCI EAFE® Index, the MSCI Emerging Markets Index, the MSCI Korea Index, the MSCI Malaysia Index, the MSCI Mexico Investable Market Index, the MSCI Singapore Index, the MSCI South Africa Index, the MSCI Taiwan Index and the MSCI Turkey Investable Market Index are converted into U.S. dollars for purposes of calculating the value of the respective MSCI Indices, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component equity securities of the applicable MSCI Indices trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component equity securities in the applicable MSCI Indices denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component equity securities trade will result in an increase in the value of the applicable MSCI Indices. Conversely, if the U.S. dollar strengthens against such currencies, the values of the applicable MSCI Indices will be adversely affected and may reduce or eliminate the payment at maturity, if any, on the notes. Fluctuations in currency exchange rates can have a continuing impact on the value of the applicable MSCI Indices, and any negative currency impact on such MSCI Indices may significantly decrease the value of the notes. The return on an index composed of the component equity securities of the applicable MSCI Indices where the closing price is not converted into U.S. dollars can be significantly different from the return on such MSCI Indices which is converted into U.S. dollars.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Indices, which are owned and published by MSCI, in connection with certain securities, including the notes.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

THE RUSSELL 2000® INDEX

We have derived all information contained in this product supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments ("Russell"). We make no representation or warranty as to the accuracy or completeness of such information. The Russell 2000® Index was developed by Russell Investment Group (formerly, Frank Russell Company) and is calculated, maintained and published by Russell, a subsidiary of Russell Investment Group. Russell has no obligation to publish, and may discontinue the publication of, the Russell 2000® Index.

The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol "RTY."

The Russell 2000® Index measures the capitalization-weighted price performance of the small-cap stocks included in the Russell 2000® Index (the "Russell 2000 Component Stocks") and is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. The Russell 3000E™ Index is not the same as the Russell 3000® Index, which is a subset of the Russell 3000E™ Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-index of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index, a company's stock must be listed on the last trading day in May of a given year and Russell must have access to documentation verifying the company's eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

U.S. companies are eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Russell uses the following method for determining whether a company is a U.S. company. If a company incorporates in, has a stated headquarters location in, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation. If any of the three do not match, Russell then defines 3 Home Country Indicators ("HCIs"). The HCIs are as follows:

- country of incorporation;

- country of headquarters; and

- country of the most liquid exchange as defined by 2-year average daily dollar trading volume (ADDTV) from all exchanges within a country.

After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company's assets with the three HCIs. If the primary location of assets matches ANY of the HCIs, then the company is assigned to its primary asset location.

If there is not enough information to conclude a company's primary country of assets, Russell uses the primary location of the company's revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. In 2011, Russell began using an average of two years of assets or revenues data for analysis to reduce potential turnover.

If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama and Turks and Caicos Islands.

The following securities are specifically excluded from the Russell 2000® Index: (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (iii) royalty trusts, limited liability companies, closed-end investment companies (business development companies or BDCs are eligible), blank check companies, special purpose acquisition companies (SPACs) and limited partnerships.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000E™ Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 (on their primary exchange) on the last trading day in May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing Russell 2000® Component Stock's closing price is less than $1.00 on the last trading day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a close price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a close price at or above $1.00 on another major U.S. exchange, the stock will be eligible for inclusion.

Companies with only a total market capitalization of less than $30 million are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Companies with only a small portion of their shares available in the marketplace are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Companies with 5% or less float will be removed from eligibility.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000 Component Stocks relative to the capitalization on a base date. The current Russell 2000® Index value is calculated by adding the market values of the Russell 2000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a Russell 2000 Component Stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 2000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings, including DEF 14, 424B and 10K filings (but not 13F filings), or other reliable sources in the event of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares — corporate cross-ownership occurs when shares of a company in the Russell 2000® Index are held by another member of a Russell index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

- Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds;

- Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

- Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 2000® Index; and

- Government Holdings:

    - Direct government holders: Those holdings listed as "government of" are considered unavailable and will be removed entirely from available shares;

    - Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

    - Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not a Russell 2000® Index adjustment is required.

- "No Replacement" Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rules for Deletions — When a stock is acquired, delisted or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange if Russell is able to determine the status of the corporate action to be final prior to 2:00 p.m. Eastern Standard Time, or the following day if Russell is able to determine the status of the corporate action to be final after 2:00 p.m. Eastern Standard Time. Companies that file for a Chapter 7 liquidation bankruptcy will be removed from the Russell 2000® Index at the time of the bankruptcy filing; whereas, companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the Russell 2000® Index, unless the company is delisted from the primary exchange, in which case normal delisting rules apply. Members of the Russell 2000® Index that are re-incorporated in another country are deleted when the re-incorporation is final.

- Rules for Additions — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off company is sufficiently large. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. If a U.S. spin-off occurs from a Russell Global ex-U.S. Index member, the spun-off company will be placed in the parent's index and capitalization tier of the Russell Global Index. A member of the Russell Global Index that is reincorporating to the United States or one of the eligible countries/regions described above will be added to the Russell 3000E™ Index when the reincorporation is final.

- Merger and Acquisition — When mergers or acquisitions occur, changes to the membership and weighting of members within the Russell 2000® Index occur. In the event a merger or acquisition occurs between members of the Russell 2000® Index, the acquired company is deleted and its market capitalization moves to the acquiring stock according to the terms of the merger; hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. If the acquiring company is a member of the Russell 2000® Index, but the acquired company is not, the shares for the acquiring stock are adjusted at month-end. If the acquiring company is not a member of any of the Russell Indexes, there are two possibilities:

  - Reverse Merger — If the acquiring company is a private, non-publicly traded company or OTC company, Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell Index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The acquired company will be removed from the current index simultaneously.

  - Standard Action — The acquired company is deleted after the action is final.

- Delisted Stocks — When stocks from the Russell 2000® Index are deleted as a result of exchange delisting or reconstitution, the price used will be the closing primary exchange price on the day of deletion, or the following day using the closing OTC bulletin board price. However, there may be corporate events, such as mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Re-Classification and Re-Incorporation — For re-classification of shares, adjustments will be made at the open of the ex-date using previous day closing prices. Companies that reincorporate and no longer trade in the U.S. are immediately deleted.

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to available shares greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The notes are not sponsored, endorsed, sold, or promoted by Russell or any successor thereto or index owner and neither Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell's only relationship to JPMorgan Chase & Co. and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to JPMorgan Chase & Co. and its affiliates or the notes. Russell is not responsible for and has not reviewed the notes or any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

"Russell 2000® Index," "Russell 3000E™ Index" and "Russell 3000® Index" are trademarks of Russell and have been licensed for use by JPMorgan Chase Bank, National Association and its affiliates. This transaction is not sponsored, endorsed, sold, or promoted by Russell and Russell makes no representation regarding the advisability of entering into this transaction.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE S&P 500® INDEX

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the United States or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float. Shares held in a trust to allow investors in countries outside the country of domicile (*e.g.*, ADRs, CDIs and Canadian exchangeable shares) are normally part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing level of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

S&P and J.P. Morgan Securities LLC have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P's and its third party licensor's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P 500® Index which is determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co. or the notes. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of Standard & Poor's and have been licensed for use by J.P. Morgan Securities LLC and sub-licensed for use by JPMorgan Chase & Co.

OTHER INDICES OR INDEX FUNDS

If the notes are linked to an Index or an Index Fund not described in this product supplement or to an Index or an Index Fund described in this product supplement that changed its methodology in any material respect, a separate underlying supplement or the relevant terms supplement will provide additional information relating to such Index or Index Fund.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, any Initial Index Level (or Index Strike Level, if applicable), any Initial Share Price (or Share Strike Price, if applicable), the Starting Basket Level (or Basket Strike Level, if applicable), if applicable, any Ending Index Level, any Final Share Price, the Ending Basket Level, if applicable, any Index Return, any Share Return, the Basket Return, if applicable, the amount we will pay you at maturity, any Share Adjustment Factor and anti-dilution adjustments, any Index closing level, closing price or Basket Closing Level on each Determination Date, the Initial Exchange Rate, the Final Exchange Rate and the Additional Amount, if any, that we will pay you at maturity as well as whether a Knock-Out Event has occurred (for notes with a Knock-Out Level) and whether the Ending Underlying Value is equal to or greater than the Initial Underlying Value (or Underlying Strike Value, if applicable). In addition, the calculation agent will determine whether there has been a market disruption event, a currency disruption event, a currency succession event or a discontinuation of any Index or Index Fund and whether there has been a material change in the method of calculation of any Index or Index Fund, as well as which exchange-traded fund will be substituted for an Index Fund (or the relevant successor index fund, if applicable) if such Index Fund (or such successor ETF, if applicable) is delisted, liquidated or otherwise terminated, whether an Underlying Index has been changed in a material respect and whether an Index Fund (or the relevant successor index fund, if applicable) has been modified so that such Index Fund (or such successor index fund, if applicable) does not, in the opinion of the calculation agent, fairly represent the price of such Index Fund (or such successor index fund, if applicable) had those modifications not been made. The calculation agent will also be responsible for determining the Exchange Rate if the Exchange Rate is not available on the applicable reference source and selecting a Successor Currency, if applicable. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to any Initial Index Level (or Index Strike Level, if applicable), any Initial Share Price (or Share Strike Level, if applicable), the Starting Basket Level (or Basket Strike Level, if applicable), if applicable, any Ending Index Level, any Final Share Price, the Ending Basket Level, if applicable, any Index Return, any Share Return, the Basket Return, if applicable, any Index closing level, closing price or Basket Closing Level, the Initial Exchange Rate and the Final Exchange Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the Underlying Value on any Determination Date and calculating the Underlying Return, the Additional Amount, if any, and the amount in U.S. dollars, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to an Index or any relevant successor index, a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of such Index (or such successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of such Index (or such successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to such Index (or such successor index) for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on such exchange or market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to an Index (or the relevant successor index) exists at any time, if trading in a security included in such Index (or such successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of such Index (or such successor index) will be based on a comparison of:

- the portion of the level of such Index (or such successor index) attributable to that security relative to

- the overall level of such Index (or such successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to an Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to such Index (or such successor index);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on such Index (or such successor index) by the primary exchange or market for trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts or

  - a disparity in bid and ask quotes relating to such contracts

  will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Index (or such successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to such Index (or such successor index) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

With respect to an Index Fund (or any successor index fund or other security for which a closing price must be determined), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the shares of such Index Fund (or such successor index fund or such other security) on the relevant exchange for the shares of such Index Fund (or such successor index fund or such other security) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the shares of such Index Fund (or such successor index fund or such other security) as a result of which the reported trading prices for the shares of such Index Fund (or such successor index fund or such other security) during the last half-hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of such Index Fund (or such successor index fund or such other security), if available, during the half-hour period preceding the close of the principal trading session in the applicable exchange or market;

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the applicable Underlying Index on the relevant exchanges for such securities for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on such relevant exchange; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the applicable Underlying Index or shares of such Index Fund (or such successor index fund or such other security) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on such applicable exchange or market,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event with respect to an Index Fund (or the relevant successor index fund) exists at any time, unless otherwise specified in the relevant terms supplement, if trading in an equity security included in the applicable Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that equity security to the level of the applicable Underlying Index will be based on a comparison of (x) the portion of the level of the applicable Underlying Index attributable to that equity security relative to (y) the overall level of the applicable Underlying Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event with respect to an Index Fund (or the relevant successor index fund or such other security) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the shares of such Index Fund (or such successor index fund or such other security);

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the applicable Underlying Index or shares of such Index Fund (or such successor index fund or such other security) by the primary exchange or market for trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts or

  - a disparity in bid and ask quotes relating to such contracts

  will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the applicable Underlying Index or the shares of such Index Fund (or such successor index fund or such other security); and

- a suspension, absence or material limitation of trading on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the applicable Underlying Index or the shares of such Index Fund (or such successor index fund or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

Currency Disruption Events

Certain events may prevent the calculation agent from determining the Final Exchange Rate and consequently, the amount in U.S. dollars, if any, that we will pay to you at maturity of the notes. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "currency disruption event."

A "**currency disruption event,**" unless otherwise specified in the relevant terms supplement, means the occurrence of any of the following:

    (a) a Convertibility Event;

    (b) a Deliverability Event;

    (c) a Liquidity Event;

    (d) a Taxation Event;

    (e) a Discontinuity Event; or

    (f) a Price Source Disruption Event,

in each case as determined by the calculation agent in its sole discretion and in the case of an event described in clause (a), (b), (c), (d) or (e) above, a determination by the calculation agent in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

"**Convertibility Event**" means an event that has the effect of preventing, restricting or delaying a market participant from:

    (i) converting the Denomination Currency into U.S. dollars through customary legal channels; or

    (ii) converting the Denomination Currency into U.S. dollars at a rate at least as favorable as the rate for domestic institutions located in the country or economic region the lawful currency of which is the Denomination Currency (the "**Denomination Currency Country**").

"**Deliverability Event**" means an event that has the effect of preventing, restricting or delaying a market participant from:

    (i) delivering the Denomination Currency from accounts inside the Denomination Currency Country to accounts outside the Denomination Currency Country; or

    (ii) delivering the Denomination Currency between accounts inside the Denomination Currency Country or to a party that is a non-resident of the Denomination Currency Country.

"**Liquidity Event**" means the imposition by the Denomination Currency Country (or any political subdivision or regulatory authority thereof) or the United States (the Denomination Currency Country and the United States, a "**Relevant Country**") (or any political subdivision or regulatory authority thereof) of any capital or currency controls (such as a restriction placed on the holding of assets in or transactions through any account in the Denomination Currency Country or the United States, as applicable, by a non-resident of such Denomination Currency Country or the United States), or the publication of any notice of an intention to do so, which the calculation agent determines in good faith and in a commercially reasonable manner is likely to materially affect an investment in the applicable Denomination Currency or U.S. dollars.

"**Taxation Event**" means the implementation by the applicable Relevant Country (or any political subdivision or regulatory authority thereof), or the publication of any notice of an intention to implement, any changes to the laws or regulations relating to foreign investment in such Relevant Country, as applicable (including, but not limited to, changes in tax laws and/or laws relating to capital markets and corporate ownership), which the calculation agent determines in good faith and in a commercially reasonable manner are likely to materially affect an investment in the applicable Denomination Currency or U.S. dollars.

"**Discontinuity Event**" means the pegging or de-pegging of the Denomination Currency to U.S. dollars or the controlled appreciation or devaluation by the Relevant Country (or any political subdivision or regulatory authority thereof) of the Denomination Currency relative to U.S. dollars, as determined by the calculation agent in good faith and in a commercially reasonable manner.

"**Price Source Disruption Event**" means the non-publication or unavailability of the applicable exchange rate for the Denomination Currency relative to U.S. dollars by the applicable reference sources specified in the relevant terms supplement and at the approximate time of day, if any, specified in the relevant terms supplement.

Currency Succession Events

A "**currency succession event**" means the occurrence of either of the following events:

(a) the Denomination Currency is lawfully eliminated and replaced with, converted into, redenominated as, or exchanged for, another currency; or

(b) the Denomination Currency Country divides into two or more countries or economic regions, as applicable, each with a different lawful currency immediately after such event.

If a currency succession event has occurred, the "**Former Currency**" means the Denomination Currency and the "**Successor Currency**" means:

(i) in the case of clause (a) above, the currency that lawfully replaces the Former Currency, into which the Former Currency is converted or redenominated, or for which the Former Currency is exchanged, as applicable, or

(ii) in the case of clause (b) above, a currency selected by the calculation agent from among the lawful currencies resulting from such division that the calculation agent determines in good faith and in a commercially reasonable manner is most comparable to the Former Currency, taking into account the latest available quotation for the spot rate of the Former Currency relative to the U.S. dollar and any other information that it deems relevant.

On and after the effective date of a currency succession event, the Former Currency will be deemed to be replaced by the Successor Currency, and the calculation agent will select in good faith and in a commercially reasonable manner a substitute reference source for purposes of determining the Exchange Rate (including the Final Exchange Rate), which will be based on the Successor Currency relative to the U.S. dollar.

On and after the effective date of a currency succession event, the FX Principal Amount will be an amount in the Successor Currency equal to (i) the FX Principal Amount on the business day immediately preceding the effective date of such currency succession event *multiplied by* (ii) the official conversion rate for the Successor Currency per one unit of the Former Currency (as publicly announced by the Denomination Currency Country) used by the Denomination Currency Country to set its official exchange rate for the Successor Currency relative to the U.S. dollar on the effective date of such currency succession event; *provided* that if the official conversion rate is not publicly announced by the Denomination Currency Country, on and after the effective date of a currency succession event, the FX Principal Amount will be an amount in the Successor Currency equal to:

(i)   if the Exchange Rate for the Former Currency is expressed as a number of units of the Former Currency per U.S. dollar and the Exchange Rate for the Successor Currency is expressed as a number of units of the Successor Currency per U.S. dollar, (1) the FX Principal Amount on the business day immediately preceding the effective date of such currency succession event *divided by* (2) the Exchange Rate for the Former Currency on the currency business day immediately preceding the effective date of such currency succession event *multiplied by* (3) the Exchange Rate for the Successor Currency on the currency business day on or immediately following the effective date of such currency succession event;

(ii) if the Exchange Rate for the Former Currency is expressed as a number of units of the Former Currency per U.S. dollar and the Exchange Rate for the Successor Currency is expressed as a number of U.S. dollars per one unit of the Successor Currency, (1) the FX Principal Amount on the business day immediately preceding the effective date of such currency succession event *divided by* (2) the Exchange Rate for the Former Currency on the currency business day immediately preceding the effective date of such currency succession event *divided by* (3) the Exchange Rate for the Successor Currency on the currency business day on or immediately following the effective date of such currency succession event;

(iii) if the Exchange Rate for the Former Currency is expressed as a number of U.S. dollars per one unit of the Former Currency and the Exchange Rate for the Successor Currency is expressed as a number of units of the Successor Currency per U.S. dollar, (1) the FX Principal Amount on the business day immediately preceding the effective date of such currency succession event *multiplied by* (2) the Exchange Rate for the Former Currency on the currency business day immediately preceding the effective date of such currency succession event *multiplied by* (3) the Exchange Rate for the Successor Currency on the currency business day on or immediately following the effective date of such currency succession event; or

(iv) if the Exchange Rate for the Former Currency is expressed as a number of U.S. dollars per one unit of the Former Currency and the Exchange Rate for the Successor Currency is expressed as a number of U.S. dollars per one unit of the Successor Currency, (1) the FX Principal Amount on the business day immediately preceding the effective date of such currency succession event *multiplied by* (2) the Exchange Rate for the Former Currency on the currency business day immediately preceding the effective date of such currency succession event *divided by* (3) the Exchange Rate for the Successor Currency on the currency business day on or immediately following the effective date of such currency succession event.

Notwithstanding the foregoing, if, as a result of a currency succession event, the Successor Currency is the U.S. dollar, the FX Principal Amount will be an amount converted into U.S. dollars as described in the immediately preceding paragraph, but the portion of the payment at maturity attributable to the FX Principal Amount will no longer be subject to further currency conversion.

Discontinuation of an Index; Alteration of Method of Calculation

If the sponsor of an Index (the "**Index Sponsor**") discontinues publication of such Index and such Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "**successor index**"), then the Index closing level of such Index on any relevant Determination Date or any other relevant date on which the Index closing level of such Index is to be determined will be determined by reference to the level of such successor index at the close of trading on the relevant exchange for such successor index on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Index Sponsor for an Index discontinues publication of such Index prior to, and such discontinuation is continuing on, a Determination Date or any other relevant date on which the Index closing level of such Index is to be determined, and the calculation agent determines, in its sole discretion, that no successor index for such Index is available at such time, or the calculation agent has previously selected a successor index for such Index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Determination Date or other relevant date, then the calculation agent will determine the Index closing level for such Index for such Determination Date or other relevant date on such date. The Index closing level of such Index will be computed by the calculation agent in accordance with the formula for and method of calculating such Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing such Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating an Index or a successor index, or the level thereof, is changed in a material respect, or if an Index or a successor index is in any other way modified so that such Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of such Index or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level of such Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to such Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to such Index or such successor index, as adjusted. Accordingly, if the method of calculating such Index or such successor index is modified so that the level of such Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in such Index or such successor index), then the calculation agent will adjust its calculation of such Index or such successor index in order to arrive at a level of such Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Discontinuation of an Index Fund; Alternate Calculation of Closing Price

If an Index Fund (or a successor index fund (as defined herein)) is delisted from the relevant exchange for such Index Fund (or such successor index fund), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to such discontinued Index Fund (or such successor index fund) (such substitute fund being referred to herein as a "**successor index fund**"). If an Index Fund (or a successor index fund) is delisted, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of one share of such Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Index Fund. If a successor index fund is selected or if the calculation agent calculates a closing price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate an Index Fund, that successor index fund or closing price will be substituted for such Index Fund (or such successor index fund) for all purposes of the notes.

Upon any selection by the calculation agent of a successor index fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If at any time, an Index Fund (or a successor index fund) or an Underlying Index is changed in a material respect, or an Index Fund or a successor index fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of such Index Fund (or such successor index fund) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one share of such Index Fund or such successor index fund is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one share of an exchange-traded fund comparable to such Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the closing price with reference to such Index Fund (or such successor index fund), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one share of such Index Fund (or any successor index fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the shares of an Index Fund upon written request by any investor in the notes.

Anti-Dilution Adjustments

The Share Adjustment Factor for an Index Fund (or the relevant successor index fund) is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to the Share Adjustment Factor for an Index Fund (or the relevant successor index fund) will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the applicable Share Adjustment Factor then in effect. The applicable Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for an Index Fund (or the relevant successor index fund) after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Share Adjustment Factor for an Index Fund (or the relevant successor index fund) will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of an Index Fund (or the relevant successor index fund) on any trading day during the term of the notes.

With respect to an Index Fund (or the relevant successor index fund), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of an Index Fund (or the relevant successor index fund) are subject to a share split or reverse share split, then once such split has become effective, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares that a holder of one share of such Index Fund (or such successor index fund) before the effective date of the share split or reverse share split would have owned immediately following the applicable effective date.

Share Dividends or Distributions

If an Index Fund (or the relevant successor index fund) is subject to (i) a share dividend, *i.e.*, an issuance of additional shares of such Index Fund (or such successor index fund) that is given ratably to all or substantially all holders of shares of such Index Fund (or such successor index fund) or (ii) a distribution of shares of such Index Fund (or such successor index fund) as a result of the triggering of any provision of the corporate charter of such Index Fund (or such successor index fund), then, once the dividend or distribution has become effective and the shares of such Index Fund (or such successor index fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of such Index Fund (or such successor index fund).

Non-Cash Distributions

If an Index Fund (or the relevant successor index fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of such Index Fund (or such successor index fund) to all or substantially all holders of shares of such Index Fund (or such successor index fund) (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of such Index Fund (or such successor index fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of such Index Fund (or such successor index fund) and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The **"Current Market Price"** of an Index Fund (or the relevant successor index fund) means the closing price of one share of such Index Fund (or such successor index fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

"Ex-dividend date," with respect to a dividend or other distribution for an Index Fund (or the relevant successor index fund), means the first trading day on which transactions in the shares of such Index Fund (or such successor index fund) trade on the relevant exchange without the right to receive that dividend or other distribution.

The **"Fair Market Value"** of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Cash Dividends or Distributions

If the issuer of the shares of an Index Fund (or the relevant successor index fund) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of such Index Fund (or such successor index fund) during any dividend period during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share

Adjustment Factor has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of such Index Fund (or such successor index fund) are trading ex-dividend, the applicable Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of such Index Fund (or such successor index fund) and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share of such Index Fund (or such successor index fund) distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "— Cash Dividends or Distributions" section to holders of shares of such Index Fund (or such successor index fund) in excess of the Dividend Threshold.

For the avoidance of doubt, the Share Adjustment Factor for an Index Fund (or the relevant successor index fund) may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold. If the applicable Share Adjustment Factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the relevant Index Fund (or the relevant successor index fund) pays cash dividends or makes other distributions during such dividend period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Share Adjustment Factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the applicable Share Adjustment Factor will only take into account the cash dividends or distributions during such dividend period made since the last adjustment to such Share Adjustment Factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "**Dividend Threshold**" of an Index Fund (or the relevant successor index fund) is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per share of such Index Fund (or such successor index fund) plus (y) 10% of the closing price of one share of such Index Fund (or such successor index fund) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "**dividend period**" of an Index Fund (or the relevant successor index fund) means any period during the term of the notes for which dividends are paid on a regular and consistent basis to shareholders of such Index Fund (or such successor index fund).

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor for an Index Fund (or the relevant successor index fund) upon written request by any investor in the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were (a) the final Underlying Valuation Date and (b) for notes with a Knock-Out Level, the final day on which a Knock-Out Event could occur. If the notes have more than one Underlying Valuation Date, then for each Underlying Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) will be the corresponding Underlying Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash on the issue date and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of these notes will be provided with a supplemental disclosure statement in the relevant term sheet, describing the tax consequences relating to them.

Tax Treatment of the Notes

The tax treatment of the notes will depend upon the facts at the time of the relevant offering. Generally, for U.S. federal income tax purposes, we expect to treat the notes as indebtedness, and notes with a term of more than one year as "nonfunctional currency contingent payment debt instruments." The following discussion describes the treatment of the notes assuming that for U.S. federal income tax purposes the notes are indebtedness and, in the case of notes with a term of more than one year, are "nonfunctional currency contingent payment debt instruments."

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. A short-term debt obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and the instrument's issue price. In general, this discount is treated as ordinary income when received or accrued, in accordance with the holder's method of tax accounting. However, because the amount of discount that will be paid on the notes, as well as the application of the foreign currency transaction provisions of the Code and the Treasury regulations issued thereunder (the "Foreign Currency Rules"), are uncertain, several aspects of the tax treatment of the notes are not clear.

If you are a cash-method holder, you will not be required to recognize income with respect to the notes prior to maturity or earlier sale or exchange, as described below. However, you may elect to accrue discount into income on a current basis, in which case you would generally be treated as an accrual-method holder, as described below. If you do not elect to be treated as an accrual-method holder, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued discount that you have not yet included in income, until you dispose of the notes in a taxable transaction. You should consult your tax adviser regarding these issues.

Although accrual-method holders and certain other holders (including electing cash-method holders) are generally required to accrue into income discount on short-term indebtedness on a straight-line basis, the amount of discount that must ultimately be accrued with respect to the notes is uncertain, and it is therefore not clear how these accruals should be determined. If the amount of discount that will be received has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to maturity, it is likely that the amount of discount to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the application of these rules with respect to your notes.

Sale, Exchange or Redemption of a Note

Upon a sale or exchange of a short-term note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the issue price of the note, increased by any discount that you have previously included in income but not received.

Subject to the discussion of the Foreign Currency Rules below, the amount of any resulting loss should be treated as a capital loss, which may be subject to special reporting requirements if the loss exceeds certain thresholds. Gain resulting from redemption at maturity should be treated as ordinary income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of discount that will be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to sale or exchange, it is likely that the portion of gain on the sale or exchange that should be treated as accrued discount (and, therefore, taxed as ordinary income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.

In addition to the uncertainties described above, it is unclear to what extent any gain or loss on the notes will be treated as attributable to fluctuations in currency exchange rates, and therefore subject to the Foreign Currency Rules. The Foreign Currency Rules could treat some or all of your loss on a sale or exchange as ordinary and potentially subject to certain tax reporting rules, and could treat any gain that would otherwise be capital as ordinary. You should consult your tax adviser regarding the application of these rules to your notes.

Notes with a Term of More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the notes will generally be subject to the original issue discount ("OID") and the foreign currency transaction provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as set forth below. You will also be required to recognize currency exchange gain or loss with respect to amounts received on the notes, as described below.

We are required to determine a "comparable yield" for the notes in the Denomination Currency. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument denominated in the Denomination Currency with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments denominated in the Denomination Currency the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, you will be able to obtain the comparable yield for a particular offering of notes, and the related projected payment schedule, by submitting a written request for this information to an address that will be provided in the relevant terms supplement.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For United States federal income tax purposes, you are required to use this comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will generally be required to accrue interest on the notes at the comparable yield and make certain adjustments to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the note, as set forth above.

You will generally include in income the U.S. dollar value of the accrued interest based on the average currency exchange rate for the applicable accrual period, or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. Alternatively, you may elect to translate interest income for an interest accrual period into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year).

At maturity or upon earlier sale or exchange, any gain you realize will be ordinary income, and any loss you realize will very generally be ordinary loss to the extent of previous interest inclusions, and thereafter will be capital loss. These consequences are governed by a complex set of Treasury regulations under which some of your ordinary gain may be treated as interest income and the rest (if any) as ordinary foreign exchange gain, and some of your ordinary loss may be treated as ordinary foreign exchange loss. In certain circumstances, it is also possible that you could be required to recognize capital loss as well as ordinary foreign exchange gain. Additionally, if you were to recognize a currency exchange loss above certain thresholds, you could be required to file a disclosure statement with the IRS. You should discuss the application of these complex rules with your tax adviser.

Special rules will apply if the Additional Amount becomes fixed more than six months prior to maturity. For purposes of the preceding sentence, the Additional Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Income and gain from a note will be exempt from U.S. federal income tax (including withholding tax) provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business and if the income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax referred to above, you generally will be subject to U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will be subject to information reporting if you are not an "exempt recipient" and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. However, if you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an **"Agent"** or **"JPMS"**), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an **"Agent"** and collectively with JPMS, the **"Agents"**), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market values or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 213-A-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 213-A-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 213-A-I nor any related underlying supplement, the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 213-A-I nor any related underlying supplement, the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   Target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   The number of contacted investors should be relatively small.

(iv)   Investors should receive complete and precise information on the proposed investment.

(v)   Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 213-A-I, any related underlying supplement, and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distribution lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 213-A-I and the accompanying prospectus, prospectus supplement and terms supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (a) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (b) the size of the investor's securities portfolio exceeds €500,000;

   (c) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   (a) expressly requested the AFM to be considered as a qualified investor; and

   (b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a) an average number of employees during the financial year of at least 250;

   (b) total assets of at least €43,000,000; or

   (c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

   For the purposes of this provision, the expression:

   (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph, "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of this product supplement no. 213-A-I nor any related underlying supplement nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 213-A-I, any related underlying supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 213-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.